Frontegra Total Return

Bond Fund

QUARTERLY REPORT

FOR THE PERIOD ENDING SEPTEMBER 30, 2006

6-11

Portfolio Appraisal

5

Portfolio Characteristics

4

Portfolio Strategy

2-3

Fixed Income Outlook

1

Performance Review

This report is not authorized unless accompanied or preceded by a prospectus.

Mutual fund investing involves risk; principal loss is possible.

The fund’s investment objectives, risks, charges, and expenses must be considered carefully before investing.  The prospectus contains this and other important information about the Frontegra Funds, and it may be obtained by calling 888-825-2100 and/or at
www.Frontegra.com.  Read the prospectus carefully before investing.

Past performance does not guarantee future results.  The principal value of an investment and investment return will fluctuate so that an investor’s shares, when redeemed, may be worth more or less than their original cost.  Current performance may be lower or higher than the performance quoted and may be obtained by calling 888-825-2100.

Investment performance reflects contractual fee waivers in effect.  In the absence of such waiver, total returns would be reduced.

The Lehman Brothers Aggregate Bond Index is an unmanaged index of U.S. fixed income securities having a maturity greater than one year.  The index does not reflect investment management fees, brokerage commissions, or other expenses associated with investing in fixed income securities.  You cannot invest directly in an index.

This information provided herein represents the opinion of the fund manager and is not intended to be a forecast of future events or a guarantee of future results.  Further, there is no assurance that certain securities will remain in or out of the fund’s portfolio.

Performance Review:  September 30, 2006

The Frontegra Total Return Bond Fund
returned 4.02%, net of fees, for the quarter
ending September 30, 2006.  The fund’s
benchmark, the Lehman Brothers Aggregate
Bond Index returned 3.81%.

For the quarter and the 12-month period
ending September 30, 2006, the Fund
outperformed the Lehman Brothers Aggregate
Bond Index.

6.14%

4.81%

3.38%

3.67%

3.81%

Lehman Brothers Aggregate

     Bond Index

6.40%

5.13%

4.21%

4.31%

4.02%

Frontegra Total Return

     Bond Fund (net of fees)

Since

Inception

(11/25/96)

Five

Year

Three

Year

One

Year

Quarter

Ending
09/30/06

Average Annual Total Return

  Fixed Income Outlook

All eyes have been on the Federal Reserve
during 2006.  After rattling the bond market
earlier in the year with tough talk on inflation
and monetary policy, the Bernanke Fed has
retreated to a less hawkish stance as growth
has slowed and energy prices have fallen.
Although core inflation may remain above the
Fed’s target, we expect the Fed’s focus to shift
to growth and nominal inflation as both weaken.
The market expects the Fed funds rate to fall in
2007.  We do not expect such a drop unless
economic growth drops below our 1.5 - 2%
expectation.

At the quarter-ending yield level of 4.63% on
10-year Treasury notes, inflation-adjusted yields
have once again dropped below levels that we
consider attractive given our inflation
expectations.  The same is true of the rest of
the yield curve except for money market rates.
Given our skepticism of the likelihood of a
substantial fall in money market rates in 2007,
we see little value anywhere on the yield curve
except in the money market.

Corporate credit spreads have remained fairly
stable at levels that are relatively low by
historical standards.  This is despite the
presence of a high degree of LBO risk brought
about by the huge increase in private equity
funds available in the market to support highly
leveraged transactions.  Current credit spreads
do not appear to adequately compensate for
LBO risk and cyclical risk as the economy slows.

Mortgage spreads have remained relatively
wide compared to credit spreads on both a
nominal and option-adjusted basis, making this
sector relatively attractive.  The presence of
substantial price discounts below par in the
mortgage market, as well as the availability of
numerous prepayment-insensitive structures,
have created many interesting opportunities
with good structure and value.

U.S. Treasury yields fell considerably across
most of the yield curve during the third
quarter of 2006, despite an increase in
money market rates.  A slowing economy, a
sharp drop in housing activity, and a
reversal of energy and commodity prices
have created expectations for a falling Fed
funds rate in 2007.  The extent of the
slowdowns in growth and inflation are the
critical variables for the bond market
looking ahead into 2007.

U.S. economic indicators have slowed
considerably.  Employment and Aggregate
Hours Worked have slowed from a 2%+
growth rate in 2004 and 2005 to a 1% rate
consistent with labor force growth.
Consumption growth has fallen from 4%+
to a 2.5% rate more consistent with income
growth.  With capital spending and
inventories relatively in balance, we expect
GDP growth of 1.5 - 2% over the next year,
which is consistent with a stable
unemployment rate.

Housing is clearly the weakest area of the
economy.  Housing activity appears to be
running about 20% below last year’s levels,
a decline that will probably subtract about
1% from GDP growth over the next several
quarters.  It is uncertain whether this
decline will steepen; if it does, a rising
unemployment rate becomes more likely.

With the sharp drop in energy prices in
August and September, the nominal
inflation rate has peaked and should drop
substantially, declining from 4% to         2 -
2.5%.  Core inflation will be relatively
unaffected and should continue to run at
about 2.5%.  We continue to use a long-
term inflation estimate of 2.5%, which we
think is consistent with long-term monetary
policy.

Fixed Income Outlook

A critical factor overhanging the bond
market is the large U.S. trade deficit
and corresponding buildup in capital
inflows, foreign dollar reserves, and
foreign bond holdings.  These forces
have probably held bond yields down.
It is feared that the bond market will
face disruption if these “imbalances”
are corrected.  This shows no sign of
happening currently, but may cause
difficulty in the future.

Portfolio Strategy

High yield credit holdings remain moderate
as spreads in most sectors remain
historically low.  Auto credits improved
markedly during the quarter, adding to
portfolio performance but diminishing their
value, so they have been reduced to less
than 1% of the portfolio.

The portfolio performed above its benchmark
return during the third quarter of 2006,
benefiting mostly from its mortgage sector
exposure and high yield security selection.
Current portfolio strategy is characterized by
the following points:

With inflation-adjusted Treasury yields back
to relatively unattractive levels, we expect to
run a defensive to neutral portfolio duration
over the near future, lowering duration when
rates fall while raising back to neutral when
rates rise.

Yield curve strategy is expected to be fairly
neutral.  With money market rates stable for
the near future, the curve has the potential
to move in both directions.

With mortgage spreads remaining relatively
attractive and a wide variety of discount-
price strategies available, we expect to
maintain a considerable overweighting in the
mortgage sector.

Investment grade credit exposure is well
below benchmark levels, reflecting low
spreads, unattractive values, and LBO risk.
The recent HCA and Harrah’s buyouts, which
resulted in double-digit declines in their bond
prices, illustrate the risk.  Credit themes
isolated from leverage risks that we favor
include utility first mortgage bonds and GIC-
backed insurance bonds.

Better-convexity CMBS and CMO holdings
remain significant parts of the portfolio, since
their AAA credit  qualities and favorable
prepayment structures are attractive
compared to the alternatives.

Portfolio characteristics are subject to change at any time.

Portfolio Characteristics:  September 30, 2006

AAA

AAA

Average Quality

(On scale of 10=AAA, 20=AA, etc.)

5.3%

5.8%

Average Yield to Maturity/Worst

-0.10

-0.23

Average Portfolio Convexity

4.6 Years

4.8 Years

Average Portfolio Duration

Lehman Brothers Aggregate

Bond Index   (LB AGG)

Total Return
Fund

* Includes Agency Mortgages

100.0%

100.0%

     TOTAL

   0.0%

6.9%

Below Inv. Grade

7.6%

6.3%

BBB

8.3%

3.6%

A

5.3%

0.9%

AA

78.8%

82.3%

     Total AAA

7.8%

9.6%

Other AAA

46.1%

58.4%

Agency*

24.9%

11.5%

Treasury

0.0%

2.8%

Money Market

LB AGG Index

Total Return Fund

Quality Structure

100.0%

100.0%

     TOTAL

0.0%

2.8%

Money Market

0.0%

0.0%

Foreign

23.1%

17.8%

Credit

1.2%

0.5%

Asset-Backed

0.0%

9.0%

CMBS

39.6%

56.8%

Mortgage-Backed

11.2%

1.6%

Agency

24.9%

11.5%

Treasury

LB AGG Index

Total Return Fund

Sector Structure

Portfolio Holdings:  September 30, 2006

AAA

Aaa

1.20

96.200

08/25/18

4.000

FANNIE MAE

AAA

Aaa

1.00

96.450

04/25/19

4.250

FANNIE MAE

AAA

Aaa

0.02

100.060

01/25/24

5.500

FANNIE MAE

AAA

Aaa

0.27

95.040

02/15/36

4.875

EUROPEAN INVESTMENT BANK

BBB

Baa2

0.20

97.020

10/01/10

4.650

EOP OPERATING LP

A-

Baa1

0.17

94.970

04/01/19

5.500

ENTERGY LOUISIANA LLC

BBB+

Baa3

0.26

95.590

11/01/11

4.875

ENTERGY GULF STATES

BBB-

Baa3

0.20

105.890

06/01/36

7.995

EMBARQ CORP

B+

Ba1

0.22

103.000

08/01/10

7.625

EL PASO NATURAL GAS

BB-

Ba1

0.44

101.000

09/15/08

7.330

EDISON MISSION ENRGY FDG

NA

B3

1.76

101.250

06/29/11

8.625

DOW JONES CDX HY

NA

NA

1.24

100.000

12/29/11

8.375

DJ CDX HY 7 T1

A-

A3

0.43

97.830

03/23/16

5.750

DEUTSCHE TELEKOM INT FIN

BBB

Baa1

0.36

100.130

03/15/11

5.875

DAIMLERCHRYSLER NA HLDG

AAA

Aaa

0.17

99.340

09/25/15

5.000

CS FIRST BOSTON MORTGAGE SECUR

A

A1

0.27

101.430

05/29/49

7.900

CREDIT SUISSE FB LONDON

A-

Baa1

0.25

96.020

03/15/09

3.500

CPG PARTNERS LP

BBB-

Baa3

0.38

106.570

10/01/12

7.125

COX COMMUNICATIONS INC

BBB-

Baa2

0.28

97.330

08/15/09

4.400

CONSUMERS ENERGY CO

BBB

Baa1

0.20

105.140

04/15/11

6.850

CONSOLIDATED NATURAL GAS

BBB

Baa2

0.72

101.380

08/15/16

5.950

COMMONWEALTH EDISON

AAA

Aaa

0.80

94.670

06/10/38

3.251

COMMERCIAL MORTGAGE PASS-THROU

BBB-

Ba1

0.19

105.710

09/01/10

7.250

CENTERPOINT ENERGY INC

A+

Aa2

0.14

99.320

01/15/23

4.830

BURLINGTN NORTH SANTA FE

NR

0.00

-0.870

09/20/11

3.750

BOWATER CANADA FINANCE

B+

Ba3

0.17

97.700

12/31/22

7.260

BORGER ENERGY ASSOC/FNDG

AAA

Aaa

0.67

95.850

11/10/38

4.050

BANC OF AMERICA COMMERCIAL MOR

AAA

Aaa

0.34

100.000

09/10/47

5.165

BANC OF AMERICA COMMERCIAL MOR

AAA

Aaa

0.98

99.340

09/10/10

5.001

BANC OF AMERICA COMMERCIAL MOR

A

A2

0.32

108.380

11/15/11

7.300

AT&T CORP

BBB

Baa2

0.13

100.590

04/01/11

5.550

APPALACHIAN POWER CO

BBB

Baa2

0.11

96.550

06/01/10

4.400

APPALACHIAN POWER CO

BBB-

Baa2

0.22

102.140

09/15/36

6.450

ANADARKO PETROLEUM CORP

BBB-

Baa2

0.22

101.190

09/15/16

5.950

ANADARKO PETROLEUM CORP

BB+

Ba1

0.28

96.000

12/31/15

6.260

AMERICAN REF-FUEL CO LLC

BBB+

A3

0.03

93.840

12/31/25

4.591

ALLIANCE PIPELINE US

B

B1

0.14

97.210

05/01/31

8.000

ALBERTSON'S INC

B

B1

0.11

101.880

02/15/11

7.500

ALBERTSON'S INC

AAA

Aaa

0.59

104.080

09/18/23

5.500

AID-ISRAEL

AAA

Aaa

0.42

96.480

09/15/15

4.450

AID-EGYPT

NR

0.00

-0.900

09/20/11

5.100

ABITIBI-CONSOLIDATED INC

B+

B2

0.10

83.000

08/01/29

8.500

ABITIBI-CONSOLIDATED INC

RATING

RATING

PORT

PRICE

DATE

RATE

NAME

S & P

MOODY

% OF

MKT

MAT

CPN

SECURITY

Portfolio Holdings:  September 30, 2006

B

B3

0.10

77.250

07/16/31

7.450

FORD MOTOR COMPANY

NR

0.00

0.180

12/20/11

6.850

FORD MOTOR CO

AAA

Aaa

3.76

100.440

09/01/34

6.000

FNMA TBA 30YR

AAA

Aaa

2.16

98.660

11/01/33

5.500

FNMA TBA 30YR

NA

Aaa

5.96

98.500

10/15/32

5.500

FNMA TBA 30YR

AAA

Aaa

4.80

96.060

11/01/33

5.000

FNMA TBA 30YR

AAA

Aaa

9.25

96.090

10/01/33

5.000

FNMA TBA 30YR

NA

Aaa

1.57

93.380

11/01/34

4.500

FNMA TBA 30YR

AAA

Aaa

1.61

101.440

11/19/17

6.000

FNMA TBA 15YR

AAA

Aaa

1.41

99.940

11/01/19

5.500

FNMA TBA 15YR

AAA

Aaa

0.53

98.250

10/01/19

5.000

FNMA TBA 15YR

BBB

A2

0.26

97.530

06/01/10

4.500

FLORIDA POWER CORP

AAA

Aaa

5.36

96.130

11/01/33

5.000

FGLMC TBA 30YR

AAA

Aaa

0.25

103.180

11/25/43

7.000

FANNIEMAE GRANTOR TRUST

AAA

Aaa

0.17

99.080

06/01/13

5.000

FANNIE MAE POOL 768009

AAA

Aaa

0.29

99.080

06/01/13

5.000

FANNIE MAE POOL 768008

AAA

Aaa

0.16

99.080

08/01/13

5.000

FANNIE MAE POOL 763019

AAA

Aaa

0.33

99.420

04/01/16

5.000

FANNIE MAE POOL 745659

AAA

Aaa

0.37

100.300

04/01/16

5.500

FANNIE MAE POOL 745444

AAA

Aaa

0.48

96.620

06/01/19

4.500

FANNIE MAE POOL 725546

AAA

Aaa

0.29

102.680

12/01/32

7.000

FANNIE MAE POOL 555203

AAA

Aaa

0.01

102.460

03/01/29

6.500

FANNIE MAE POOL 487778

AAA

Aaa

0.00

102.460

11/01/28

6.500

FANNIE MAE POOL 449012

AAA

Aaa

0.02

102.460

11/01/28

6.500

FANNIE MAE POOL 448635

AAA

Aaa

0.01

102.460

11/01/28

6.500

FANNIE MAE POOL 448235

AAA

Aaa

0.02

102.460

11/01/28

6.500

FANNIE MAE POOL 447704

AAA

Aaa

0.02

102.460

06/01/28

6.500

FANNIE MAE POOL 433043

AAA

Aaa

0.25

96.760

02/01/15

4.655

FANNIE MAE POOL 387265

AAA

Aaa

0.50

96.910

01/01/10

4.125

FANNIE MAE POOL 387219

AAA

Aaa

0.26

95.030

08/01/13

4.220

FANNIE MAE POOL 386441

AAA

Aaa

0.31

93.180

08/01/13

3.810

FANNIE MAE POOL 386341

AAA

Aaa

1.69

98.600

12/01/17

5.000

FANNIE MAE POOL 357312

AAA

Aaa

0.76

99.020

02/01/15

5.000

FANNIE MAE POOL 255639

AAA

Aaa

0.15

97.710

10/01/14

4.500

FANNIE MAE POOL 255450

AAA

Aaa

0.35

96.570

09/01/13

4.000

FANNIE MAE POOL 254909

AAA

Aaa

0.74

96.780

09/01/18

4.500

FANNIE MAE POOL 254865

AAA

Aaa

0.28

97.940

07/01/13

4.500

FANNIE MAE POOL 254806

AAA

Aaa

0.15

96.780

06/01/18

4.500

FANNIE MAE POOL 254759

AAA

Aaa

0.60

97.950

06/01/13

4.500

FANNIE MAE POOL 254758

AAA

Aaa

0.15

98.000

02/01/13

4.500

FANNIE MAE POOL 254659

AAA

Aaa

0.55

96.370

03/25/33

4.500

FANNIE MAE

AAA

Aaa

1.28

98.550

08/25/26

4.500

FANNIE MAE

RATING

RATING

PORT

PRICE

DATE

RATE

NAME

S & P

MOODY

% OF

MKT

MAT

CPN

SECURITY

Portfolio Holdings:  September 30, 2006

AAA

NA

0.94

99.790

11/15/30

5.103

LB-UBS COMMERCIAL MORTGAGE TRU

AAA

NA

0.22

99.240

09/15/30

4.885

LB-UBS COMMERCIAL MORTGAGE TRU

BBB-

Baa3

0.20

97.060

12/30/13

4.811

KIOWA POWER PARTNERS LLC

BBB

Baa2

0.27

100.080

09/01/12

6.500

KINDER MORGAN INC

A-

A3

0.20

96.870

04/30/18

4.893

KERN RIVER FUNDING CORP

AA

A1

0.22

99.490

02/10/11

5.125

JACKSON NATL LIFE GLOBAL

AA-

A1

0.13

101.840

06/15/11

5.750

INTL LEASE FINANCE CORP

BBB

Baa3

0.18

97.730

12/01/08

4.375

ICI WILMINGTON

BB

Ba2

0.27

105.750

10/01/19

8.137

HOMER CITY FUNDING LLC

AAA

Aaa

0.24

99.450

11/25/11

5.080

HERTZ VEHICLE FINANCING LLC

CCC+

Caa1

0.11

102.120

06/15/16

10.750

HEALTHSOUTH CORP

BBB

Baa2

0.21

99.830

11/01/15

5.560

GULFSTREAM NATURAL GAS

AAA

Aaa

0.64

99.830

11/10/10

5.117

GREENWICH CAPITAL COMMERCIAL F

AAA

Aaa

0.34

88.350

03/20/35

5.000

GOVERNMENT NATIONAL MORTGAGE A

AAA

Aaa

0.75

94.950

05/10/36

3.337

GMAC COMMERCIAL MORTGAGE SECUR

AAA

NA

0.54

99.170

11/10/45

5.238

GMAC COMMERCIAL MORTGAGE SECUR

AAA

Aaa

0.01

103.720

10/15/09

9.500

GINNIE MAE I POOL 36629

AAA

Aaa

0.00

101.090

07/15/07

8.250

GINNIE MAE I POOL 331001

B+

B1

0.19

100.000

10/15/14

9.500

GEORGIA GULF CORPORATION

NR

-0.01

1.680

12/20/11

5.850

GENERAL MOTORS CORP

AAA

Aaa

0.05

99.130

11/01/09

5.000

FREDDIE MAC GOLD POOL M80779

AAA

Aaa

0.44

99.120

04/01/16

5.000

FREDDIE MAC GOLD POOL G11970

AAA

Aaa

0.66

99.210

10/01/14

5.000

FREDDIE MAC GOLD POOL G11786

AAA

Aaa

0.68

99.150

07/01/15

5.000

FREDDIE MAC GOLD POOL G11745

AAA

Aaa

0.56

99.180

03/01/15

5.000

FREDDIE MAC GOLD POOL G11672

AAA

Aaa

0.29

94.510

05/01/19

4.000

FREDDIE MAC GOLD POOL E01647

AAA

Aaa

0.14

99.140

07/01/15

5.000

FREDDIE MAC GOLD POOL B19614

AAA

Aaa

0.57

96.440

05/01/14

4.000

FREDDIE MAC GOLD POOL B14039

AAA

Aaa

0.22

102.090

05/01/35

6.500

FREDDIE MAC GOLD POOL A45788

AAA

Aaa

0.32

96.680

12/15/31

5.000

FREDDIE MAC

AAA

Aaa

0.25

83.590

02/15/36

5.000

FREDDIE MAC

AAA

Aaa

0.47

98.390

09/15/33

5.000

FREDDIE MAC

AAA

Aaa

0.54

96.590

08/15/33

4.500

FREDDIE MAC

AAA

Aaa

0.71

96.650

02/15/33

4.500

FREDDIE MAC

AAA

Aaa

0.24

100.080

05/15/26

5.500

FREDDIE MAC

AAA

Aaa

0.17

97.330

09/15/29

4.500

FREDDIE MAC

AAA

Aaa

0.45

96.270

08/15/17

4.000

FREDDIE MAC

AAA

Aaa

0.27

97.630

11/15/28

4.500

FREDDIE MAC

AAA

Aaa

0.27

98.020

11/15/22

3.500

FREDDIE MAC

AAA

Aaa

0.08

98.970

03/15/16

4.500

FREDDIE MAC

NR

0.03

4.950

03/20/11

5.150

FORD MOTOR CREDIT CO

B

B1

0.67

92.380

01/15/10

5.700

FORD MOTOR CREDIT CO

RATING

RATING

PORT

PRICE

DATE

RATE

NAME

S & P

MOODY

% OF

MKT

MAT

CPN

SECURITY

Portfolio Holdings:  September 30, 2006

97.16

TOTAL SECURITIES

BBB-

Baa3

0.31

100.090

07/15/17

5.881

WINDSOR FINANCING LLC

BBB-

Baa2

0.24

102.510

07/01/14

6.000

WESTAR ENERGY INC

NA

Aaa

1.00

99.870

03/25/36

5.500

WELLS FARGO MORTGAGE BACKED SE

AAA

Aaa

0.55

97.420

10/15/35

4.241

WACHOVIA BANK COMMERCIAL MORTG

AAA

Aaa

0.29

93.740

06/15/35

2.986

WACHOVIA BANK COMMERCIAL MORTG

AAA

Aaa

2.13

101.890

08/15/16

4.875

US TREASURY N/B

AAA

Aaa

3.84

103.730

05/15/16

5.125

US TREASURY N/B

AAA

Aaa

0.21

95.820

02/15/36

4.500

US TREASURY N/B

AAA

Aaa

4.22

105.740

02/15/29

5.250

US TREASURY N/B

AAA

Aaa

1.07

102.000

07/15/16

2.500

TSY INFL IX N/B

BB-

Ba1

0.30

98.870

04/15/16

6.400

TRANSCONT GAS PIPE CORP

BBB+

A3

0.16

98.010

11/19/08

4.500

TELEFONOS DE MEXICO S.A.

BBB+

Baa2

0.61

101.180

07/18/11

6.200

TELECOM ITALIA CAPITAL

BBB-

Baa3

0.20

100.500

06/01/16

6.000

SOUTHERN STAR CENT GAS

BBB+

A3

0.29

100.090

02/02/09

5.566

SOUTHERN CAL EDISON

B

Ba2

0.25

101.000

06/30/07

8.500

SITHE/INDEPENDENCE FNDG

BBB-

Baa3

0.66

101.170

06/30/10

6.375

RESIDENTIAL CAPITAL CORP

BBB-

Baa3

0.28

101.550

04/17/13

6.500

RESIDENTIAL CAPITAL

AAA

Aaa

0.56

98.710

03/01/16

5.000

QUEBEC PROVINCE

A-

A3

0.12

98.190

01/01/13

5.000

PUBLIC SERVICE EL & GAS

A-

A3

0.36

98.360

10/01/08

4.375

PUBLIC SERV CO OF COLO

AA

Aa3

0.23

96.970

10/07/09

4.000

PROTECTIVE LIFE SECD TR

BBB-

Baa2

0.01

100.360

11/30/06

8.510

PNPP II FDG CRP

A-

Baa1

0.04

108.270

08/15/09

9.690

PEMEX FINANCE LTD

AA

Aa3

0.21

97.110

01/15/09

3.750

PACIFIC LIFE GLOBAL FNDG

BBB+

Baa3

0.17

97.800

03/15/14

5.950

NEXTEL COMMUNICATIONS

AA+

Aaa

0.38

97.170

01/15/09

3.875

NEW YORK LIFE GLOBAL FDG

NA

Aaa

0.31

96.010

05/15/40

3.270

MORGAN STANLEY CAPITAL I

BB-

Ba2

0.13

102.000

07/02/09

8.300

MIDWEST GENERATION LLC

AAA

Aaa

0.21

90.550

07/15/38

4.864

MID-STATE TRUST

NA

Aaa

0.36

99.880

07/12/46

4.711

MERRILL LYNCH/COUNTRYWIDE COMM

AAA

Aaa

0.00

99.640

08/25/17

7.275

MEGO MORTGAGE HOME LOAN TRUST

AAA

NA

0.19

98.840

01/25/14

4.750

MASTR ASSET SECURITIZATION TRU

AAA

NA

0.24

98.500

07/25/14

4.500

MASTR ALTERNATIVE LOANS TRUST

B+

B1

0.09

101.500

09/15/16

8.250

LYONDELL CHEMICAL COMPAN

RATING

RATING

PORT

PRICE

DATE

RATE

NAME

S & P

MOODY

% OF

MKT

MAT

CPN

SECURITY

Portfolio Holdings:  September 30, 2006

AAA

Aaa

0.34

100.230

01/15/09

5.520

NISSAN AUTO RECEIVABLES OWNER

AAA

Aaa

0.26

99.550

07/12/34

4.929

MERRILL LYNCH MORTGAGE TRUST

AAA

Aaa

0.06

99.340

12/25/33

4.000

MASTR ASSET SECURITIZATION TRU

AAA

Aaa

0.04

99.970

06/15/31

6.410

LB COMMERCIAL CONDUIT MORTGAGE

AAA

Aaa

0.05

99.980

04/18/07

4.934

HONDA AUTO RECEIVABLES OWNER T

AAA

Aaa

0.88

100.130

02/15/09

5.470

GS AUTO LOAN TRUST

AAA

Aaa

0.19

99.840

12/15/20

5.500

FREDDIE MAC

AAA

Aaa

0.31

99.460

06/15/15

5.000

FREDDIE MAC

AAA

Aaa

0.20

99.380

02/15/20

4.500

FREDDIE MAC

AAA

Aaa

0.11

99.650

01/15/18

4.000

FREDDIE MAC

AAA

Aaa

0.29

98.650

01/15/23

3.500

FREDDIE MAC

AAA

Aaa

0.08

99.400

05/15/26

4.500

FREDDIE MAC

AAA

Aaa

1.11

99.800

03/15/07

4.875

FREDDIE MAC

AAA

Aaa

1.01

100.000

10/24/07

5.125

FREDDIE MAC

AAA

Aaa

0.57

100.110

07/15/09

5.420

FORD CREDIT AUTO OWNER TRUST

AAA

Aaa

0.57

100.050

09/18/07

5.515

FEDERAL HOME LOAN BANK

AAA

Aaa

1.09

100.070

08/08/07

5.550

FEDERAL HOME LOAN BANK

AAA

NA

0.51

99.850

03/20/07

5.000

FEDERAL HOME LOAN BANK

AAA

Aaa

1.37

99.530

05/11/07

4.500

FEDERAL HOME LOAN BANK

AAA

Aaa

0.23

99.380

11/25/33

5.500

FANNIEMAE WHOLE LOAN

AAA

Aaa

0.43

100.000

05/28/28

5.380

FANNIE MAE

AAA

Aaa

0.19

99.030

04/25/11

3.500

FANNIE MAE

AAA

Aaa

0.23

99.030

04/25/11

3.500

FANNIE MAE

AAA

Aaa

0.26

98.610

10/25/21

3.500

FANNIE MAE

AAA

Aaa

0.19

99.560

11/25/12

5.000

FANNIE MAE

AAA

Aaa

5.38

99.970

04/15/07

5.250

FANNIE MAE

BBB

Baa2

0.15

100.010

11/15/06

5.750

DUKE ENERGY FIELD SRVCS

AAA

Aaa

0.07

100.040

02/25/33

7.000

CS FIRST BOSTON MORTGAGE SECUR

AAA

Aaa

0.37

97.040

05/15/38

2.079

CS FIRST BOSTON MORTGAGE SECUR

AAA

Aaa

0.41

100.020

10/05/07

5.393

CNH EQUIPMENT TRUST

AAA

Aaa

1.13

100.050

10/15/09

5.557

CITIBANK CREDIT CARD ISSUANCE

AAA

Aaa

0.89

99.300

08/20/08

4.120

CIT EQUIPMENT COLLATERAL

AAA

Aaa

0.52

100.020

07/15/10

5.350

CHASE ISSUANCE TRUST

AAA

Aaa

1.17

100.020

09/15/09

5.370

CHASE CREDIT CARD MASTER TRUST

AAA

Aaa

0.46

100.190

02/25/09

5.590

CATERPILLAR FINANCIAL ASSET TR

AAA

Aaa

0.45

100.020

06/15/09

5.290

CARMAX AUTO OWNER TRUST

AAA

Aaa

0.88

100.120

04/15/09

5.530

CAPITAL ONE AUTO FINANCE TRUST

AAA

Aaa

0.16

99.840

10/15/30

5.860

CAPCO AMERICA SECURITIZATION C

AAA

Aaa

0.54

100.030

02/16/10

5.370

BANK ONE ISSUANCE TRUST

AAA

Aaa

0.30

100.180

03/08/10

5.610

AMERICREDIT AUTOMOBILE RECEIVA

AAA

Aaa

0.92

100.080

11/16/09

5.440

AMERICAN EXPRESS CREDIT ACCOUN

AAA

Aaa

-27.48

1.000

5.028

CASH

CASH/CASH EQUIVALENTS

RATING

RATING

PORT

PRICE

DATE

RATE

NAME

S & P

MOODY

% OF

MKT

MAT

CPN

SECURITY

Portfolio Holdings:  September 30, 2006

$327,401,803

TOTAL FUND ASSETS

2.81

TOTAL CASH/CASH EQUIVALENTS

AAA

Aaa

0.24

100.030

08/20/07

5.524

VOLKSWAGEN AUTO LEASE TRUST

AAA

Aaa

0.80

100.170

04/15/09

5.470

USAA AUTO OWNER TRUST

AAA

Aaa

0.16

99.890

11/17/07

5.030

USAA AUTO OWNER TRUST

AAA

Aaa

1.44

98.980

06/30/07

3.625

US TREASURY N/B

BB+

WR

0.24

100.000

10/01/06

7.250

TYSON FOODS INC

AAA

Aaa

1.11

100.100

06/27/11

5.515

TARGET CREDIT CARD MASTER TRUS

AAA

Aaa

0.50

100.000

04/25/12

5.445

SLM STUDENT LOAN TRUST

AAA

Aaa

0.69

99.970

04/25/12

5.455

SLM STUDENT LOAN TRUST

AAA

Aaa

0.35

99.990

01/27/14

5.505

SLM STUDENT LOAN TRUST

AAA

Aaa

0.04

99.570

08/25/33

2.750

RESIDENTIAL ASSET SECURITIZATI

AAA

Aaa

0.22

100.060

03/03/09

5.451

PRICOA GLOBAL FUNDING 1

AAA

Aaa

0.01

99.970

03/15/30

6.280

NOMURA ASSET SECURITIES CORPOR

AAA

Aaa

0.12

100.030

08/25/35

5.460

NOMURA ASSET ACCEPTANCE CORPOR

RATING

RATING

PORT

PRICE

DATE

RATE

NAME

S & P

MOODY

% OF

MKT

MAT

CPN

SECURITY

Frontegra Investment Grade

Bond Fund

QUARTERLY REPORT

FOR THE PERIOD ENDING SEPTEMBER 30, 2006

6-10

Portfolio Appraisal

5

Portfolio Characteristics

4

Portfolio Strategy

2-3

Fixed Income Outlook

1

Performance Review

This report is not authorized unless accompanied or preceded by a prospectus.

Mutual fund investing involves risk; principal loss is possible.

The fund’s investment objectives, risks, charges, and expenses must be considered carefully before investing.  The prospectus contains this and other important information about the Frontegra Funds, and it may be obtained by calling 888-825-
2100 and/or at www.Frontegra.com.  Read the prospectus carefully before investing.

Past performance does not guarantee future results.  The principal value of an investment and investment return will fluctuate so that an investor’s shares, when redeemed, may be worth more or less than their original cost.  Current performance may be lower or higher than the performance quoted and may be obtained by calling
888-825-2100.

Investment performance reflects contractual fee waivers in effect.  In the absence of such waiver, total returns would be reduced.

The Lehman Brothers Aggregate Bond Index is an unmanaged index of U.S. fixed income securities having a maturity greater than one year.  The index does not reflect investment management fees, brokerage commissions, or other expenses associated with investing in fixed income securities.  You cannot invest directly in an index.

The information provided herein represents the opinion of the fund manager and is not intended to be a forecast of future events or a guarantee of future results.  Further, there is no assurance that certain securities will remain in or out of the fund’s portfolio.

Performance Review:  September 30, 2006

The Frontegra Investment Grade Bond Fund
returned 3.94%, net of fees, for the quarter
ending September 30, 2006, versus the
Lehman Brothers Aggregate Bond Index
return of 3.81%.

For the quarter, the Fund outperformed the
Lehman Brothers Aggregate Bond Index.
The Fund also outperformed the index for
the 12-month period ending September 30,
2006.

5.49%

4.81%

3.38%

3.67%

3.81%

Lehman Brothers Aggregate

     Bond Index

5.09%

4.45%

3.57%

3.70%

3.94%

Frontegra Investment
Grade

     Bond Fund (net of fees)

Since

Inception

(2/23/01)

Five

Year

Three

Year

One

Year

Quarter

Ending
09/30/06

Average Annual Total Return

Fixed Income Outlook

All eyes have been on the Federal
Reserve during 2006.  After rattling the
bond market earlier in the year with tough
talk on inflation and monetary policy, the
Bernanke Fed has retreated to a less
hawkish stance as growth has slowed and
energy prices have fallen.  Although core
inflation may remain above the Fed’s
target, we expect the Fed’s focus to shift to
growth and nominal inflation as both
weaken.  The market expects the Fed
funds rate to fall in 2007.  We do not
expect such a drop unless economic growth
drops below our 1.5 - 2% expectation.

At the quarter-ending yield level of
4.63% on 10-year Treasury notes,
inflation-adjusted yields have once again
dropped below levels that we consider
attractive given our inflation expectations.
The same is true of the rest of the yield
curve except for money market rates.
Given our skepticism of the likelihood of a
substantial fall in money market rates in
2007, we see little value anywhere on the
yield curve except in the money market.

Corporate credit spreads have remained
fairly stable at levels that are relatively low
by historical standards.  This is despite the
presence of a high degree of LBO risk
brought about by the huge increase in
private equity funds available in the market
to support highly leveraged transactions.
Current credit spreads do not appear to
adequately compensate for LBO risk and
cyclical risk as the economy slows.

Mortgage spreads have remained
relatively wide compared to credit spreads
on both a nominal and option-adjusted
basis, making this sector relatively
attractive.  The presence of substantial
price discounts below par in the mortgage
market, as well as the availability of
numerous prepayment-insensitive
structures, have created many interesting
opportunities with good structure and
value.

U.S. Treasury yields fell considerably
across most of the yield curve during the
third quarter of 2006, despite an increase
in money market rates.  A slowing
economy, a sharp drop in housing activity,
and a reversal of energy and commodity
prices have created expectations for a
falling Fed funds rate in 2007.  The extent
of the slowdowns in growth and inflation
are the critical variables for the bond
market looking ahead into 2007.

U.S. economic indicators have slowed
considerably.  Employment and Aggregate
Hours Worked have slowed from a 2%+
growth rate in 2004 and 2005 to a 1% rate
consistent with labor force growth.
Consumption growth has fallen from 4%+
to a 2.5% rate more consistent with
income growth.  With capital spending and
inventories relatively in balance, we expect
GDP growth of 1.5 - 2% over the next
year, which is consistent with a stable
unemployment rate.

Housing is clearly the weakest area of the
economy.  Housing activity appears to be
running about 20% below last year’s
levels, a decline that will probably subtract
about 1% from GDP growth over the next
several quarters.  It is uncertain whether
this decline will steepen; if it does, a rising
unemployment rate becomes more likely.

With the sharp drop in energy prices in
August and September, the nominal
inflation rate has peaked and should drop
substantially, declining from 4% to
2 - 2.5%.  Core inflation will be relatively
unaffected and should continue to run at
about 2.5%.  We continue to use a long-
term inflation estimate of 2.5%, which we
think is consistent with long-term
monetary policy.

Fixed Income Outlook

A critical factor overhanging the bond
market is the large U.S. trade deficit and
corresponding buildup in capital inflows,
foreign dollar reserves, and foreign bond
holdings.  These forces have probably held
bond yields down.  It is feared that the
bond market will face disruption if these
“imbalances” are corrected.  This shows
no sign of happening currently, but may
cause difficulty in the future.

Portfolio Strategy

Investment grade credit exposure is well
below benchmark levels, reflecting low
spreads, unattractive values, and LBO
risk.  The recent HCA and Harrah’s
buyouts, which resulted in double-digit
declines in their bond prices, illustrate the
risk.  Credit themes isolated from leverage
risks that we favor include utility first
mortgage bonds and GIC-backed
insurance bonds.

Better-convexity CMBS and CMO
holdings remain significant parts of the
portfolio, since their AAA credit  qualities
and favorable prepayment structures are
attractive compared to the alternatives.

The portfolio performed above its
benchmark return during the third quarter
of 2006, benefiting mostly from its
mortgage sector exposure and high yield
security selection.  Current portfolio
strategy is characterized by the following
points:

With inflation-adjusted Treasury yields
back to relatively unattractive levels, we
expect to run a defensive to neutral
portfolio duration over the near future,
lowering duration when rates fall while
raising back to neutral when rates rise.

Yield curve strategy is expected to be
fairly neutral.  With money market rates
stable for the near future, the curve has
the potential to move in both directions.

With mortgage spreads remaining
relatively attractive and a wide variety of
discount-price strategies available, we
expect to maintain a considerable
overweighting in the mortgage sector.

Portfolio characteristics are subject to change at any time.

Portfolio Characteristics:  September 30, 2006

AAA

AAA

Average Quality

(On scale of 10=AAA, 20=AA,
etc.)

5.3%

5.6%

Average Yield to Maturity/Worst

-0.10

-0.21

Average Portfolio Convexity

4.6 Years

4.9 Years

Average Portfolio Duration

Lehman Brothers Aggregate

Bond Index   (LB AGG)

Investment
Grade Bond Fund

* Includes Agency Mortgages

100.0%

100.0%

     TOTAL

   0.0%

0.4%

Below Inv. Grade

7.6%

5.3%

BBB

8.3%

5.3%

A

5.3%

2.9%

AA

78.8%

86.1%

     Total AAA

7.8%

12.2%

Other AAA

46.1%

60.5%

Agency*

24.9%

11.5%

Treasury

0.0%

1.9%

Money Market

LB AGG Index

Investment
Grade Bond Fund

Quality Structure

100.0%

100.0%

     TOTAL

0.0%

1.9%

Money Market

0.0%

0.0%

Foreign

23.1%

14.9%

Credit

1.2%

0.7%

Asset-Backed

0.0%

10.5%

CMBS

39.6%

58.7%

Mortgage-Backed

11.2%

1.8%

Agency

24.9%

11.5%

Treasury

LB AGG
Index

Investment Grade
Bond Fund

Sector Structure

Portfolio Holdings:  September 30, 2006

AAA

Aaa

0.18

97.710

10/01/14

4.500

FANNIE MAE POOL 255450

AAA

Aaa

0.40

96.570

09/01/13

4.000

FANNIE MAE POOL 254909

AAA

Aaa

0.81

96.780

09/01/18

4.500

FANNIE MAE POOL 254865

AAA

Aaa

0.31

97.940

07/01/13

4.500

FANNIE MAE POOL 254806

AAA

Aaa

0.17

96.780

06/01/18

4.500

FANNIE MAE POOL 254759

AAA

Aaa

0.69

97.950

06/01/13

4.500

FANNIE MAE POOL 254758

AAA

Aaa

0.15

98.000

02/01/13

4.500

FANNIE MAE POOL 254659

AAA

Aaa

0.65

96.370

03/25/33

4.500

FANNIE MAE

AAA

Aaa

1.29

98.550

08/25/26

4.500

FANNIE MAE

AAA

Aaa

1.32

96.200

08/25/18

4.000

FANNIE MAE

AAA

Aaa

1.15

96.450

04/25/19

4.250

FANNIE MAE

AAA

Aaa

0.31

98.580

03/25/34

5.000

FANNIE MAE

AAA

Aaa

0.32

95.040

02/15/36

4.875

EUROPEAN INVESTMENT BANK

A-

Baa1

0.03

94.970

04/01/19

5.500

ENTERGY LOUISIANA LLC

BBB+

Baa3

0.19

95.590

11/01/11

4.875

ENTERGY GULF STATES

A-

Baa1

0.34

91.920

07/01/18

5.000

ENTERGY ARKANSAS

BBB+

A2

0.27

97.940

03/05/08

3.750

DUKE POWER COMPANY LLC

A-

A3

0.32

97.830

03/23/16

5.750

DEUTSCHE TELEKOM INT FIN

BBB

Baa1

0.43

100.130

03/15/11

5.875

DAIMLERCHRYSLER NA HLDG

AAA

Aaa

0.20

99.340

09/25/15

5.000

CS FIRST BOSTON MORTGAGE SECUR

A

A1

0.26

101.430

05/29/49

7.900

CREDIT SUISSE FB LONDON

BBB-

Baa3

0.32

106.570

10/01/12

7.125

COX COMMUNICATIONS INC

BBB-

Baa2

0.18

97.330

08/15/09

4.400

CONSUMERS ENERGY CO

BBB

Baa1

0.12

105.140

04/15/11

6.850

CONSOLIDATED NATURAL GAS

BBB

Baa2

0.66

101.380

08/15/16

5.950

COMMONWEALTH EDISON

AAA

Aaa

0.98

94.670

06/10/38

3.251

COMMERCIAL MORTGAGE PASS-THROU

BBB

Baa3

0.21

101.160

02/01/08

6.500

CENTERPOINT ENERGY RESOU

A+

Aa2

0.73

96.680

01/15/21

4.575

BURLINGTN NORTH SANTA FE

A+

Aa2

0.69

104.790

07/02/18

6.230

BURLINGTN NORTH SANTA FE

A+

Aa2

0.05

101.930

03/22/09

6.960

BURLINGTN NORTH SANTA FE

AAA

Aaa

0.80

95.850

11/10/38

4.050

BANC OF AMERICA COMMERCIAL MOR

AAA

Aaa

0.40

100.000

09/10/47

5.165

BANC OF AMERICA COMMERCIAL MOR

AAA

Aaa

1.11

99.340

09/10/10

5.001

BANC OF AMERICA COMMERCIAL MOR

A

A2

0.26

108.380

11/15/11

7.300

AT&T CORP

BBB

Baa2

0.09

100.590

04/01/11

5.550

APPALACHIAN POWER CO

BBB

Baa2

0.08

96.550

06/01/10

4.400

APPALACHIAN POWER CO

BBB-

Baa2

0.12

102.140

09/15/36

6.450

ANADARKO PETROLEUM CORP

BBB-

Baa2

0.10

101.190

09/15/16

5.950

ANADARKO PETROLEUM CORP

BB+

Ba1

0.36

96.000

12/31/15

6.260

AMERICAN REF-FUEL CO LLC

BBB+

A3

0.42

93.840

12/31/25

4.591

ALLIANCE PIPELINE US

AAA

Aaa

0.65

104.080

09/18/23

5.500

AID-ISRAEL

AAA

Aaa

0.48

96.480

09/15/15

4.450

AID-EGYPT

RATING

RATING

PORT

PRICE

DATE

RATE

NAME

S & P

MOODY

% OF

MKT

MAT

CPN

SECURITY

Portfolio Holdings:  September 30, 2006

AAA

Aaa

0.56

99.180

03/01/15

5.000

FREDDIE MAC GOLD POOL G11672

AAA

Aaa

0.35

94.510

05/01/19

4.000

FREDDIE MAC GOLD POOL E01647

AAA

Aaa

0.16

99.140

07/01/15

5.000

FREDDIE MAC GOLD POOL B19614

AAA

Aaa

0.78

96.190

01/01/15

4.000

FREDDIE MAC GOLD POOL B18639

AAA

Aaa

0.64

96.440

05/01/14

4.000

FREDDIE MAC GOLD POOL B14039

AAA

Aaa

0.24

102.090

05/01/35

6.500

FREDDIE MAC GOLD POOL A45788

AAA

Aaa

0.29

83.590

02/15/36

5.000

FREDDIE MAC

AAA

Aaa

0.56

98.390

09/15/33

5.000

FREDDIE MAC

AAA

Aaa

0.63

96.590

08/15/33

4.500

FREDDIE MAC

AAA

Aaa

0.84

96.650

02/15/33

4.500

FREDDIE MAC

AAA

Aaa

0.19

97.330

09/15/29

4.500

FREDDIE MAC

AAA

Aaa

0.44

97.190

11/15/13

3.000

FREDDIE MAC

AAA

Aaa

0.54

96.270

08/15/17

4.000

FREDDIE MAC

AAA

Aaa

0.32

97.630

11/15/28

4.500

FREDDIE MAC

AAA

Aaa

0.27

98.020

11/15/22

3.500

FREDDIE MAC

AAA

Aaa

0.09

98.970

03/15/16

4.500

FREDDIE MAC

BBB-

Baa3

0.19

107.300

06/30/19

7.520

FPL ENERGY VIRGINIA FDG

AAA

Aaa

3.66

100.440

09/01/34

6.000

FNMA TBA 30YR

AAA

Aaa

2.17

98.660

11/01/33

5.500

FNMA TBA 30YR

NA

Aaa

5.42

98.500

10/15/32

5.500

FNMA TBA 30YR

AAA

Aaa

4.83

96.060

11/01/33

5.000

FNMA TBA 30YR

AAA

Aaa

9.25

96.090

10/01/33

5.000

FNMA TBA 30YR

NA

Aaa

1.46

93.380

11/01/34

4.500

FNMA TBA 30YR

AAA

Aaa

1.13

99.940

11/01/19

5.500

FNMA TBA 15YR

BBB

A2

0.15

97.530

06/01/10

4.500

FLORIDA POWER CORP

AAA

Aaa

5.39

96.130

11/01/33

5.000

FGLMC TBA 30YR

AAA

Aaa

0.30

103.180

11/25/43

7.000

FANNIEMAE GRANTOR TRUST

AAA

Aaa

0.19

99.080

06/01/13

5.000

FANNIE MAE POOL 768009

AAA

Aaa

0.34

99.080

06/01/13

5.000

FANNIE MAE POOL 768008

AAA

Aaa

0.18

99.080

08/01/13

5.000

FANNIE MAE POOL 763019

AAA

Aaa

0.40

99.420

04/01/16

5.000

FANNIE MAE POOL 745659

AAA

Aaa

0.57

100.000

03/01/16

5.500

FANNIE MAE POOL 745456

AAA

Aaa

0.45

100.300

04/01/16

5.500

FANNIE MAE POOL 745444

AAA

Aaa

0.57

96.620

06/01/19

4.500

FANNIE MAE POOL 725546

AAA

Aaa

0.33

102.680

12/01/32

7.000

FANNIE MAE POOL 555203

AAA

Aaa

0.29

96.760

02/01/15

4.655

FANNIE MAE POOL 387265

AAA

Aaa

0.59

96.910

01/01/10

4.125

FANNIE MAE POOL 387219

AAA

Aaa

0.30

95.030

08/01/13

4.220

FANNIE MAE POOL 386441

AAA

Aaa

0.36

93.180

08/01/13

3.810

FANNIE MAE POOL 386341

AAA

Aaa

0.29

90.720

10/01/33

4.550

FANNIE MAE POOL 386320

AAA

Aaa

1.85

97.390

11/01/12

4.745

FANNIE MAE POOL 385537

AAA

Aaa

1.60

98.600

12/01/17

5.000

FANNIE MAE POOL 357312

RATING

RATING

PORT

PRICE

DATE

RATE

NAME

S & P

MOODY

% OF

MKT

MAT

CPN

SECURITY

Portfolio Holdings:  September 30, 2006

AAA

Aaa

4.24

105.740

02/15/29

5.250

US TREASURY N/B

A

Aa3

0.57

100.190

07/02/25

5.404

UNION PACIFIC CORP

AAA

Aaa

1.08

102.000

07/15/16

2.500

TSY INFL IX N/B

BBB+

A3

0.18

98.010

11/19/08

4.500

TELEFONOS DE MEXICO S.A.

BBB+

Baa2

0.62

101.180

07/18/11

6.200

TELECOM ITALIA CAPITAL

BBB-

Baa3

0.23

100.500

06/01/16

6.000

SOUTHERN STAR CENT GAS

BBB+

A3

0.34

100.090

02/02/09

5.566

SOUTHERN CAL EDISON

BBB-

Baa3

0.23

99.870

02/22/11

6.000

RESIDENTIAL CAPITAL CORP

BBB-

Baa3

0.35

101.170

06/30/10

6.375

RESIDENTIAL CAPITAL CORP

BBB-

Baa3

0.23

101.550

04/17/13

6.500

RESIDENTIAL CAPITAL

AAA

Aaa

0.66

98.710

03/01/16

5.000

QUEBEC PROVINCE

A-

A3

0.42

98.190

01/01/13

5.000

PUBLIC SERVICE EL & GAS

A-

A3

0.58

98.360

10/01/08

4.375

PUBLIC SERV CO OF COLO

AA

Aa3

0.33

96.970

10/07/09

4.000

PROTECTIVE LIFE SECD TR

AAA

Aaa

0.40

93.660

06/01/13

3.748

PF EXPT REC MASTER TRUST

A-

Baa1

0.23

108.270

08/15/09

9.690

PEMEX FINANCE LTD

AA

Aa3

0.24

97.110

01/15/09

3.750

PACIFIC LIFE GLOBAL FNDG

AAA

NA

0.04

99.840

09/15/20

7.700

OAKWOOD MORTGAGE INVESTORS INC

A

A3

0.59

99.870

10/31/12

5.375

NORTHERN NAT GAS

BBB+

Baa3

0.17

97.800

03/15/14

5.950

NEXTEL COMMUNICATIONS

AA+

Aaa

0.40

97.170

01/15/09

3.875

NEW YORK LIFE GLOBAL FDG

NA

Aaa

0.37

96.010

05/15/40

3.270

MORGAN STANLEY CAPITAL I

AAA

Aaa

0.27

90.550

07/15/38

4.864

MID-STATE TRUST

NA

Aaa

0.36

99.880

07/12/46

4.711

MERRILL LYNCH/COUNTRYWIDE COMM

AAA

NA

0.21

98.840

01/25/14

4.750

MASTR ASSET SECURITIZATION TRU

AAA

NA

0.28

98.500

07/25/14

4.500

MASTR ALTERNATIVE LOANS TRUST

AAA

NA

1.09

99.790

11/15/30

5.103

LB-UBS COMMERCIAL MORTGAGE TRU

AAA

NA

0.25

99.240

09/15/30

4.885

LB-UBS COMMERCIAL MORTGAGE TRU

BBB-

Baa3

0.46

97.060

12/30/13

4.811

KIOWA POWER PARTNERS LLC

NA

Aa2

0.08

99.610

05/25/25

7.530

KEYSTONE OWNER TRUST

A-

A3

0.22

96.870

04/30/18

4.893

KERN RIVER FUNDING CORP

AA

A1

0.26

99.490

02/10/11

5.125

JACKSON NATL LIFE GLOBAL

BBB

Baa3

0.21

97.730

12/01/08

4.375

ICI WILMINGTON

AAA

Aaa

0.27

99.450

11/25/11

5.080

HERTZ VEHICLE FINANCING LLC

BBB

Baa2

0.21

99.830

11/01/15

5.560

GULFSTREAM NATURAL GAS

AAA

Aaa

0.73

99.830

11/10/10

5.117

GREENWICH CAPITAL COMMERCIAL F

AAA

Aaa

0.41

88.350

03/20/35

5.000

GOVERNMENT NATIONAL MORTGAGE A

AAA

Aaa

0.86

94.950

05/10/36

3.337

GMAC COMMERCIAL MORTGAGE SECUR

AAA

NA

0.64

99.170

11/10/45

5.238

GMAC COMMERCIAL MORTGAGE SECUR

AAA

Aaa

0.52

99.120

04/01/16

5.000

FREDDIE MAC GOLD POOL G11970

AAA

Aaa

0.77

99.210

10/01/14

5.000

FREDDIE MAC GOLD POOL G11786

AAA

Aaa

0.75

99.150

07/01/15

5.000

FREDDIE MAC GOLD POOL G11745

RATING

RATING

PORT

PRICE

DATE

RATE

NAME

S & P

MOODY

% OF

MKT

MAT

CPN

SECURITY

Portfolio Holdings:  September 30, 2006

AAA

Aaa

0.33

98.650

01/15/23

3.500

FREDDIE MAC

AAA

Aaa

0.10

99.400

05/15/26

4.500

FREDDIE MAC

AAA

Aaa

1.33

99.800

03/15/07

4.875

FREDDIE MAC

AAA

Aaa

0.65

100.110

07/15/09

5.420

FORD CREDIT AUTO OWNER TRUST

AAA

Aaa

0.03

100.160

12/25/08

6.500

FHLMC-GNMA

AAA

Aaa

0.58

100.050

09/18/07

5.515

FEDERAL HOME LOAN BANK

AAA

Aaa

1.25

100.070

08/08/07

5.550

FEDERAL HOME LOAN BANK

AAA

NA

0.60

99.850

03/20/07

5.000

FEDERAL HOME LOAN BANK

AAA

Aaa

1.62

99.530

05/11/07

4.500

FEDERAL HOME LOAN BANK

AAA

Aaa

0.26

99.380

11/25/33

5.500

FANNIEMAE WHOLE LOAN

AAA

Aaa

0.51

100.000

05/28/28

5.380

FANNIE MAE

AAA

Aaa

0.21

99.030

04/25/11

3.500

FANNIE MAE

AAA

Aaa

0.27

99.030

04/25/11

3.500

FANNIE MAE

AAA

Aaa

0.26

98.610

10/25/21

3.500

FANNIE MAE

AAA

Aaa

0.22

99.560

11/25/12

5.000

FANNIE MAE

AAA

Aaa

0.09

100.040

02/25/33

7.000

CS FIRST BOSTON MORTGAGE SECUR

AAA

Aaa

0.43

97.040

05/15/38

2.079

CS FIRST BOSTON MORTGAGE SECUR

AAA

Aaa

0.42

100.020

10/05/07

5.393

CNH EQUIPMENT TRUST

AAA

Aaa

1.35

100.050

10/15/09

5.557

CITIBANK CREDIT CARD ISSUANCE

AAA

Aaa

1.03

99.300

08/20/08

4.120

CIT EQUIPMENT COLLATERAL

AAA

Aaa

0.61

100.020

07/15/10

5.350

CHASE ISSUANCE TRUST

AAA

Aaa

1.35

100.020

09/15/09

5.370

CHASE CREDIT CARD MASTER TRUST

AAA

Aaa

0.55

100.190

02/25/09

5.590

CATERPILLAR FINANCIAL ASSET TR

AAA

Aaa

0.46

100.020

06/15/09

5.290

CARMAX AUTO OWNER TRUST

AAA

Aaa

1.02

100.120

04/15/09

5.530

CAPITAL ONE AUTO FINANCE TRUST

AAA

Aaa

0.13

99.840

10/15/30

5.860

CAPCO AMERICA SECURITIZATION C

AAA

Aaa

0.64

100.030

02/16/10

5.370

BANK ONE ISSUANCE TRUST

AAA

Aaa

0.35

100.180

03/08/10

5.610

AMERICREDIT AUTOMOBILE RECEIVA

AAA

Aaa

1.08

100.080

11/16/09

5.440

AMERICAN EXPRESS CREDIT ACCOUN

AAA

Aaa

-23.87

1.000

5.028

CASH

CASH/CASH EQUIVALENTS

98.07

TOTAL SECURITIES

BBB-

Baa3

0.37

100.090

07/15/17

5.881

WINDSOR FINANCING LLC

BBB-

Baa2

0.13

102.510

07/01/14

6.000

WESTAR ENERGY INC

NA

Aaa

1.19

99.870

03/25/36

5.500

WELLS FARGO MORTGAGE BACKED SE

AAA

Aaa

0.56

97.420

10/15/35

4.241

WACHOVIA BANK COMMERCIAL MORTG

AAA

Aaa

0.49

93.740

06/15/35

2.986

WACHOVIA BANK COMMERCIAL MORTG

AAA

Aaa

2.14

101.890

08/15/16

4.875

US TREASURY N/B

AAA

Aaa

3.86

103.730

05/15/16

5.125

US TREASURY N/B

AAA

Aaa

0.22

95.820

02/15/36

4.500

US TREASURY N/B

RATING

RATING

PORT

PRICE

DATE

RATE

NAME

S & P

MOODY

% OF

MKT

MAT

CPN

SECURITY

Portfolio Holdings:  September 30, 2006

100.00

$86,987,007

TOTAL FUND ASSETS

1.91

TOTAL CASH/CASH EQUIVALENTS

AAA

Aaa

0.03

99.700

04/15/34

4.539

WACHOVIA BANK COMMERCIAL MORTG

AAA

Aaa

0.28

100.030

08/20/07

5.524

VOLKSWAGEN AUTO LEASE TRUST

AAA

Aaa

0.91

100.170

04/15/09

5.470

USAA AUTO OWNER TRUST

AAA

Aaa

0.19

99.890

11/17/07

5.030

USAA AUTO OWNER TRUST

AAA

Aaa

1.30

100.100

06/27/11

5.515

TARGET CREDIT CARD MASTER TRUS

AAA

Aaa

0.55

100.000

04/25/12

5.445

SLM STUDENT LOAN TRUST

AAA

Aaa

0.82

99.970

04/25/12

5.455

SLM STUDENT LOAN TRUST

AAA

Aaa

0.42

99.990

01/27/14

5.505

SLM STUDENT LOAN TRUST

AAA

Aaa

0.04

99.570

08/25/33

2.750

RESIDENTIAL ASSET SECURITIZATI

AAA

Aaa

0.27

100.060

03/03/09

5.451

PRICOA GLOBAL FUNDING 1

AAA

Aaa

0.01

99.970

03/15/30

6.280

NOMURA ASSET SECURITIES CORPOR

AAA

Aaa

0.14

100.030

08/25/35

5.460

NOMURA ASSET ACCEPTANCE CORPOR

AAA

Aaa

0.39

100.230

01/15/09

5.520

NISSAN AUTO RECEIVABLES OWNER

AAA

Aaa

0.30

99.550

07/12/34

4.929

MERRILL LYNCH MORTGAGE TRUST

AAA

Aaa

0.07

99.340

12/25/33

4.000

MASTR ASSET SECURITIZATION TRU

AAA

Aaa

0.05

99.970

06/15/31

6.410

LB COMMERCIAL CONDUIT MORTGAGE

AAA

Aaa

0.06

99.980

04/18/07

4.934

HONDA AUTO RECEIVABLES OWNER T

AAA

Aaa

1.02

100.130

02/15/09

5.470

GS AUTO LOAN TRUST

AAA

Aaa

0.22

99.840

12/15/20

5.500

FREDDIE MAC

AAA

Aaa

0.36

99.460

06/15/15

5.000

FREDDIE MAC

AAA

Aaa

0.28

99.580

01/15/21

5.000

FREDDIE MAC

AAA

Aaa

0.22

99.380

02/15/20

4.500

FREDDIE MAC

AAA

Aaa

0.12

99.650

01/15/18

4.000

FREDDIE MAC

RATING

RATING

PORT

PRICE

DATE

RATE

NAME

S & P

MOODY

% OF

MKT

MAT

CPN

SECURITY

   Frontegra IronBridge

Small Cap Fund

QUARTERLY REPORT

FOR THE PERIOD ENDING SEPTEMBER 30, 2006

This report is not authorized unless accompanied or preceded by a prospectus.

7—9

Portfolio Holdings

6

Portfolio Diversification

2—5

Portfolio Review & Outlook

1

Performance Review

Mutual fund investing involves risk; principal loss is possible.

The fund’s investment objectives, risks, charges, and expenses must be considered carefully before investing.  The prospectus contains this and other important information about the Frontegra Funds, and it may be obtained by calling 888-825-
     2100 and/or at www.Frontegra.com.  Read the prospectus carefully before investing.

Past performance does not guarantee future results.  The principal value of an investment and investment return will fluctuate so that an investor’s shares, when redeemed, may be worth more or less than their original cost.  Current performance may be lower or higher than the performance quoted and may be obtained by calling 888-825-2100.

Investment performance reflects contractual fee waivers in effect.  In the absence of such waiver, total returns would be reduced.

The Russell 2000 Index is an unmanaged index that is designed to measure the small cap segment of the U.S. equity universe.  The index does not reflect investment management fees, brokerage commissions, or other expenses associated with investing in fixed income securities.  You cannot invest directly in an index.

The information provided herein represents the opinion of the fund manager and is not intended to be a forecast of future events or a guarantee of future results.  Further, there is no assurance that certain securities will remain in or out of the fund’s portfolio.

Performance Review:  September 30, 2006

The Frontegra IronBridge Small Cap Fund’s
return of 0.06%, net of fees, fell short of
the 0.44% return of its benchmark, the
Russell 2000 Index for the quarter ending
September 30, 2006.

For the 12-month period ending September
30, the Fund underperformed the Russell
2000 Index, returning 5.93%, net of fees,
versus the index’s return of 9.92%.

17.77%

15.48%

9.92%

8.69%

0.44%

Russell 2000 Index

18.61%

13.87%

5.93%

6.35%

0.06%

Frontegra IronBridge Small Cap Fund

(Net of Fees)

19.91%

15.12%

7.09%

7.22%

0.33%

Frontegra IronBridge Small Cap Fund

(Gross of Fees)

Since

Inception

(8/30/02)

Three

Year

One

Year

Year-

to-Date

Quarter

Ending
9/30/06

Average Annual Total Return

"Do we really understand what is going on in the derivatives market, a market that in 2005 was 22 times the U.S. gross domestic product?"
Vito Tanzi, senior consultant to the Inter-American Development Bank

The Frontegra IronBridge Small Cap Fund was essentially flat for the quarter, returning 0.06% (net of fees) compared to a 0.44% increase in the Russell 2000 Index. While the market may not have moved much, the quarter was anything but dull. The potential investment bubbles that our team has been concerned about in housing, energy and commodities have started to deflate. This is positive news for investors because it may result in a lower discount rate and, therefore, higher share prices if inflation pressures start to moderate. However, the countervailing force to this rosy scenario may be a return of "risk premium" in the market and a peak in CFROI® and growth.

Cash Flow
Price =
Required Return

Investors hedged their bets against a hard landing in the third quarter by selling Energy (-8.6%), Materials (-2.6%) and Industrials (-3.8%), while buying recurring revenue stream business models like Telecom Services (+9.9%), Consumer Staples (+4.7%) and Utilities (+7.4%). Investors also demonstrated a strong preference for the safety of large liquid markets like treasury bonds (+6.7%) and large cap stocks (+5.7%).

It is interesting to note that small caps have now underperformed large caps for two quarters in a row. That is the first time this has happened since 1999, prompting some folks to ask whether the market leadership of small caps over large caps has officially come to an end. We do not know the answer.

What we do know is that for the last three years the market seems to have ignored the small cap liquidity risk premium normally demanded by investors. We suspect, however, that at some point in the future, investors will again price small companies with a liquidity risk premium. The liquidity risk premium has historically ranged between 70 and 80 basis points. It is impossible to predict when, or if, the risk premium will return to normal, but we do follow it regularly to monitor risk. Over the last two quarters, the small cap risk premium has increased from -110 to -67 basis points.

Small Cap
Large Cap
Paid +300 bps for Liquidity Risk
Paid -67 bps (September 2006)

Source: Credit Suisse HOLT ValueSearch

FRONTEGRA FUNDS

Portfolio Review & Outlook

Third Quarter Attribution:

Stock selection contributed only modestly during the quarter, while our sector allocation detracted approximately 45 basis points from the relative return profile. An approximate 4% overweight in Industrials and 4% underweight in Financials accounted for the majority of the underperformance during the period.

We are amazed by the strength of Financials in this market. Financials continue to perform well for investors, despite the fact that their operating environment continues to get more and more difficult. The difficulty is evidenced by an inverted yield curve and data indicating that we are at the top of the credit cycle. Additionally, valuations appear rich. Today, the financial sector represents 22% of the Russell 2000 Index, which is the highest representation in the last 10 years. Granted, 53% of Financials reported positive earnings surprises compared to 47% that reported negative ones, but we find it very interesting that 80% of Financials reported positive revenue surprises. The inference is that Financials are trying to make up for lower margins with higher volumes, which could lead to bigger credit problems down the road. We also observed an anomaly: bank multiples historically contract about 17% throughout a Fed tightening cycle, but they did not contract at all during this cycle. Inference: bank multiples may not expand as they have in the past when the Fed starts lowering rates. We remain underweight Financials.

Maybe bank multiples did not contract, but Industrials sure did. Given that the deflating housing bubble is credited for a good portion of the anticipated slow down in economic growth, we were surprised by the relatively poor performance of Industrials versus Consumers and Financials. In contrast, the industrial companies we own or follow have yet to report a slowdown in business activity. Their biggest complaint has been the high cost of energy, which is becoming less of a headwind going forward. Granted, it is clear that the economy is slowing, but it seems to us that businesses exposed to highly leveraged consumers might get hit harder than cash-rich industrial companies. We continue to see more value among the cash-rich Industrials and think our holdings have a pretty good chance of surprising the market on the upside. As a result, we remain overweight Industrials.

Stock selection was very strong among our Health Care, Materials and Consumer Discretionary sectors but weaker among our Energy, Industrials and Financials holdings. Within the Health Care sector, our biggest winner was Tripath, which was up 31% after being bid for by Becton Dickinson at an 85% premium. Tripath represents the 11th company in the portfolio taken over this year, which we believe is confirming evidence that our process identifies attractive, undervalued businesses. The only bad part about having our undervalued companies taken over is that we must find new ideas in which to invest. This has not been so easy as of late. However, we still find winners and are encouraged by several of our fairly recent Health Care additions to the portfolio such as Allscripts (+28%), FoxHollow (+17%) and CNS Inc. (+16%). Our Materials holdings were led by core positions in Agrium (+17%), Methanex (+14%) and Lubrizol (+15%). Our higher quality positions also led the way among our Consumer holdings with Men's Wearhouse (+22%), Wolverine World Wide (+21%), and Oxford (+11%), complemented by relatively new buys, Strayer Education (+11%) and Yankee Candle (+17%). Yankee Candle received a bid from a private equity group this quarter.

Current Investment Environment:
"Risk and return are all out of whack"

We are in uncharted waters because of the dramatic explosion of structured products and tools, which help investors "manage risk." We believe massive growth in derivative structures, combined with risk management tools, may be leading to a misallocation of capital and temporary breakdowns in market efficiency. Why?

FROSTHGRA FUNDS

Portfolio Review & Outlook (cont.)

1) Growth in derivative structures has exploded over the last 3 years. To hedge interest rate and currency risk, the interest rate and currency derivatives markets have grown to $200 trillion (16 times U.S. GDP). To hedge corporate bond default risk, the Credit Default Swaps market has grown to $17 trillion from almost $0 five years ago. Today, General Motors has approximately $30 billion in debt, but $200 billion of Credit Default Swaps trade to insure against $30 billion of potential default. How is that for irony? The market created to insure against risk has actually increased risk by 6.67 times! To hedge against size risk, the proliferation of structured product and ETFs make shorting the Russell 2000 Index easier. To short the Russell 2000 Index it used to cost Libor +100 basis points, but it now costs Libor -100 basis points. Today, $1.1 trillion of structured product is benchmarked to the Russell 2000 Index, but the available float is only $1.3 trillion.

2) Wide-spread adoption of "better" risk management tools encourages investors to utilize derivative structures to take on more risk in order to reach for more return. Tools, like the Black Litterman Mean Variance Optimization model, are encouraging investors to allocate away from large liquid asset classes, like bonds and large cap stocks, to "higher return, uncorrelated," but less liquid asset classes like commodities, timberland, private equity, hedge funds, small caps and micro caps. Derivative structures are used to implement these strategies because they are more liquid than the underlying assets being traded. For example, it is easier to buy $1 billion worth of a commodity Exchange Traded Fund than it is to buy, transport and store $1billion worth of gold, silver, titanium, oil and sugar.

3) The consequence of wide-spread adoption of risk management tools that utilize derivative and structured product to manage risk is that risk seems to have disappeared from the system. Risk is no longer visible through our traditional lenses like yield curve, credit spread and small cap risk premiums, to name a few. Inflation risk, which the Federal Reserve is still concerned about, used to be reflected in the long end of the yield curve, but that can be hedged away resulting in a flat yield curve. Default risk, which used to be seen by comparing low-quality versus high-quality yields, is nonexistent because growth in the Credit Default Swap market spreads the risk throughout the system, resulting in low-quality corporate bonds trading similarly to high-quality corporate bonds. Liquidity risk associated with small companies, which we used to see by observing a size-based discount rate differential, has turned negative perhaps because of the dramatic growth in structured product and ETFs benchmarked to the Russell 2000 Index.

The question that Mr. Tanzi poses, "Do we really understand what is going on in the derivatives market, a market that in 2005 was 22 times the U.S. gross domestic product?" is an important one. Many stewards of our financial system believe they know the answer and believe growth in the derivatives market has made the financial system more stable and less risky because it spreads risk to more players, lowering the chances of a major financial institution going bust and causing a financial crisis. If those stewards are correct, they may have explained why the size differential need not revert to its historical average. However, think about that for a moment. Risk, like matter, can not be created nor destroyed. It simply changes form. In the current environment, risk has changed form from something we can easily see to something that is harder to see, but we know it is still out there. If risk is out there, who is holding it? Alan Greenspan says it is not the banks, so one might surmise it is the investors who have allocated more capital to "uncorrelated higher return," but illiquid assets. The fallacy of the risk management and allocation models that investors are using to manage risk and return is that they conveniently ignore a lot of things, including liquidity. This seems like a false alarm until it is time to sell.

Amaranth, the formerly $9 billion hedge fund who lost $6 billion in one week, utilized the best risk management tools money could buy but learned a tough lesson that others should heed. When you have to sell a lot of an illiquid asset,

FRONTEGRA FUNDS

Portfolio Review & Outlook (cont.)

the risk tools have no way of incorporating the price impact. It is ironic that, as Amaranth was melting down, Bill Sharpe, the pioneer of risk management tools that derivative markets are built on, came out with a new book "Investors and Markets: Portfolio Choices, Asset Prices and Investment Advice." Mr. Sharpe is rethinking risk and now believes risk models need to better incorporate the notion of extraordinary economic events, taxes, price impact and liquidity. We agree!

We must seem old fashioned by warning about how new innovative models and tools could lead to market instability, but history is on our side. Consider other Wall Street innovations like "portfolio insurance," "junk bonds" and the "QQQs," which ultimately became crowded trades and imploded due to liquidity issues when the hot money all wanted out at the same time. We believe in the old-fashioned truth that the value of any investment is the present value of the expected net cash receipts. Price is a function of future net cash receipts and a discount rate. We monitor CFROI and growth to better understand future net cash receipts, and we monitor the discount rate to observe risk. In 1999, the +300 basis point size differential told us that the market was paying too much for risk and, therefore, we were aggressive in small cap companies. For the last few years, the -100 basis point differential tells us the market is not paying for risk. Therefore, we are a little more defensive today.

It is possible that the world and small caps are less risky today, and if that is true, our portfolio should chug right along, putting up pretty good investment returns. As much as we would like to believe that the world is less risky, we suspect that the -67 basis point size differential is partially a result of the hyper growth in structured product benchmarked to the Russell 2000. If true, we should expect the return of the small cap risk premium, as growth in structured product benchmarked to the Russell 2000 Index slows or reverses. We also suspect that this quarter's strong performance of large liquid investment classes, like large cap value and treasury bonds, could be a result of smart money recognizing the risks of increasing exposure to less liquid markets identified in this section.

Strategy:

Our strategy never really changes. We buy companies that are doing the right thing to create shareholder value and have a high probability of beating expectations implied by their share price. To that end, we feel great about our stock selection process. Eleven of our holdings have been bid for this year, which we believe, along with our solid hit rate on new buys, validates our stock selection process.

However, there are a few things we can do to position the portfolio a little more defensively. First, we can tilt the portfolio away from the "crowded trade" by owning small companies not necessarily included in the Russell 2000 Index. Second, we can own relatively more "corks," which are typically safer companies with lower volatility. Third, we can own more high quality "golden goodies." In all cases, we remain true to our disciplined investment process, which should help us power through any size differential adjustment and take advantage of liquidity-driven valuation opportunities.

Since risk premiums seem to be subtly resurfacing, but have a long way to go before returning to "normal," we believe a more defensive position remains prudent. Therefore, the portfolio is overweight the relatively less risky Corks and Golden Goodies, which embeds a modest quality tilt in the portfolio. We are also running at a slightly higher level of cash as we wait patiently for opportunistic entry points for companies we want to own.

Thank you for your continued support.

Kind regards,

Christopher C. Faber
IronBridge Capital Management, L.P.

IRONBRIDGE FUNDS

Portfolio Review & Outlook (cont.)

25
20
15
10
5
0
Consumer Discretion.
Consumer Staples
Energy
Financials
Health Care
Industrials
Materials
Technology
Telecom
Utilities
Cash

	Consumer Discretion.	Consumer Staples	Energy	Financials	Health Care	Industrials	Materials	Technology	Telecom	Utilities	Cash
■ Frontegra IronBridge	15.44	1.46	5.32	16.76	11.67	17.20	8.02	17.36	0.00	3.10	3.64
□ Russell 2000	15.73	2.96	5.16	23.09	12.06	13.71	4.29	18.84	1.33	2.93	0.00

40
30
20
10
0
Rockets
Golden Goodies
Falling Angels
Cores
Turnarounds
Financials
Cash

	Rockets	Golden Goodies	Falling Angels	Cores	Turnarounds	Financials	Cash
■ Frontegra IronBridge	13.97	17.74	6.53	31.02	10.32	16.76	3.64
□ Russell 2000	15.66	13.07	10.55	27.62	8.67	23.23	0.00

FRONTEGRA FUNDS

Sector & Life Cycle Comparisons: September 30, 2006

Sector Comparison:  Frontegra IronBridge Small Cap Fund vs Russell 2000 Index

Life Cycle Comparison:  Frontegra IronBridge Small Cap Fund vs Russell 2000 Index

TICKER SYMBOL	SECURITY NAME	MARKET PRICE	PERCENT ASSETS
CONSUMER DISCRETIONARY			
CPKI	CALIFORNIA PIZZA KITCHEN INC	29.93	1.23
ELY	CALLAWAY GOLF CO	13.11	1.10
LF	LEAPFROG ENTERPRISES INC	7.93	1.06
MEG	MEDIA GENERAL INC	37.72	0.84
MW	MENS WEARHOUSE INC COM	37.21	1.41
OO	OAKLEY INC	17.05	1.42
OXM	OXFORD INDUSTRIES INC	42.91	1.13
PGIC	PROGRESSIVE GAMING INTERNATIONAL CORP	8.20	0.45
SORC	SOURCE INTERLINK COS INK	9.50	0.82
SSI	STAGE STORES INC	29.34	0.85
STRA	STRAYER EDUCATION INC	108.21	1.11
TSCO	TRACTOR SUPPLY CO	48.26	0.77
TWB	TWEEN BRANDS INC	37.60	0.91
WWW	WOLVERINE WORLD WIDE INC	28.31	1.67
YCC	YANKEE CANDLE CO INC	29.27	0.67
CONSUMER STAPLES			
PEET	PEETS COFFEE & TEA INC	25.01	0.83
WDFC	WD-40 CO	35.67	0.65
ENERGY			
COG	CABOT OIL & GAS CORP	47.93	1.28
FTI	FMC TECHNOLOGIES INC	53.70	0.64
OII	OCEANEERING INTL INC	30.80	0.93
OIS	OIL STATES INTL INC	27.50	0.81
OMM	OMI CORP	21.71	0.84
UNT	UNIT CORP	45.97	0.82
FINANCIALS			
NLY	ANNALY CAPITAL MANAGEMENT INC	13.14	1.00
CATY	CATHAY GENERAL BANCORP	36.10	1.21
CBU	COMMUNITY BK SYS INC COM	22.16	0.80
CCRT	COMPUCREDIT CORP	30.21	0.23
OFC	CORPORATE OFFICE PROPERTIES TRUST-SBI	44.76	1.42
AGE	EDWARDS AG INC COM	53.28	1.25
FFG	FBL FINANCIAL GROUP INC	33.47	0.40
FMBI	FIRST MIDWEST BANCORP INC	37.89	1.51
FTBK	FRONTIER FINANCIAL CORP	25.94	0.04
GMT	GATX CORP	41.37	1.04
JEF	JEFFERIES GROUP INC NEW	28.50	1.16
LFB	LONGVIEW FIBRE CO	20.32	0.25
MBWM	MERCANTILE BANK CORP	39.55	0.18
MAA	MID-AMERICA APARTMENT COMM	61.22	1.63
MLAN	MIDLAND CO	43.32	0.83
PCBC	PACIFIC CAPITAL BANCORP	26.97	1.18
PFB	PFF BANCORP INC	37.04	0.52

FRONTEGRA FUNDS

Portfolio Holdings:  September 30, 2006

TICKER SYMBOL	SECURITY NAME	MARKET PRICE	PERCENT ASSETS
FINANCIALS (CONT.)			
SIGI	SELECTIVE INS GROUP INC	52.61	1.07
STC	STEWART INFORMATION SYSTEMS	34.77	0.78
SWS	SWS GROUP INC	24.89	0.05
UBSI	UNITED BANKSHARES INC-W VA	37.22	1.27
HEALTH CARE			
ABMD	ABIOMED INC COM	14.78	0.36
MDRX	ALLSCRIPTS HEALTHCARE SOLTNS	22.48	0.61
ALOG	ANALOGIC CORP	51.32	1.01
CPHD	CEPHEID INC	7.22	0.51
CERN	CERNER CORP	45.40	1.49
CNXS	CNS INC	28.23	0.63
EXEL	EXELIXIS INC COM	8.71	0.39
FOXH	FOXHOLLOW TECHNOLOGIES	34.19	0.57
ISRG	INTUITIVE SURGICAL INC NEW	105.45	0.29
VTIV	INVENTIV HEALTH INC	32.03	0.59
MAXY	MAXYGEN INC	8.31	0.28
OMI	OWENS & MINOR INC	32.89	1.42
RESP	RESPIRONICS INC	38.61	0.90
SONO	SONOSITE INC	28.40	0.52
TECH	TECHNE CORP COM	50.86	0.52
THOR	THORATEC CORP COM NEW	15.61	0.15
VARI	VARIAN INC	45.87	1.43
INDUSTRIALS			
ALEX	ALEXANDER & BALDWIN INC	44.37	0.89
AMSC	AMERICAN SUPERCONDUCTOR COM	9.26	0.35
APOG	APOGEE ENTERPRISES INC	15.21	0.37
ASTE	ASTEC INDUSTRIES INC	25.25	0.75
CRAI	CRA INTERNATIONAL	47.66	0.94
IEX	IDEX CORP	43.05	1.31
JLG	JLG INDUSTRIES INC	19.81	1.23
KDN	KAYDON CORP	37.02	1.15
LECO	LINCOLN ELECTRIC HOLDINGS	54.45	1.31
MINI	MOBILE MINI INC	28.41	0.80
MOG.A	MOOG INC -CL A	34.66	1.05
ORB	ORBITAL SCIENCES CORP	18.77	0.79
PWR	QUANTA SERVICES INC	16.86	1.04
RAVN	RAVEN INDUSTRIES	30.01	0.82
TNB	THOMAS & BETTS CORP	47.71	0.94
TGI	TRIUMPH GROUP INC	42.35	0.69
UFPI	UNIVERSAL FST PRODS COM	49.05	1.05
WGOV	WOODWARD GOVERNOR CO	33.54	0.78

FRONTEGRA FUNDS

Portfolio Holdings:  September 30, 2006

TICKER SYMBOL	SECURITY NAME	MARKET PRICE	PERCENT ASSETS
INFORMATION TECHNOLOGY			
ARXX	AEROFLEX INC	10.28	1.24
AQNT	AQUANTIVE INC	23.62	0.98
COHU	COHU INC	17.83	0.64
CY	CYPRESS SEMICONDUCTOR CORP	17.77	0.98
EFD	EFUNDS CORP	24.18	1.10
FLIR	FLIR SYSTEMS INC	27.16	0.80
IVAC	INTEVAC INC	16.80	0.63
KEM	KEMET CORP COM	8.07	0.75
MANH	MANHATTAN ASSOCIATES INC	24.14	0.63
MAPS	MAPINFO CORP	12.83	0.51
MRCY	MERCURY COMPUTER SYSTEMS INC	11.85	0.33
ONNN	ON SEMICONDUCTOR CORPORATION	5.88	0.50
PMTC	PARAMETRIC TECHNOLOGY CORP	17.46	0.92
PLCM	POLYCOM INC	24.53	0.90
RSTI	ROFIN-SINAR TECHNOLOGIES INC	60.77	1.33
SYNA	SYNAPTICS INC COM	24.37	0.60
TKLC	TEKELEC	12.96	0.61
TRMB	TRIMBLE NAVIGATION LTD COM	47.08	1.45
VSEA	VARIAN SEMICONDUCTOR EQUIP	36.70	1.30
VECO	VEECO INSTRUMENTS INC	20.15	0.63
VSAT	VIASAT INC	25.08	0.52
MATERIALS			
AGU	AGRIUM INC	26.99	0.61
ALB	ALBEMARLE CORP	54.33	1.02
CMC	COMMERCIAL METALS CO	20.33	0.95
FMC	FMC CORP	64.07	1.43
LZ	LUBRIZOL CORP COM	45.73	1.76
MEOH	METHANEX CORP COM	24.34	0.90
RTI	RTI INTERNATIONAL METALS INC	43.58	0.53
SMMX	SYMYX TECHNOLOGIES COM	21.19	0.82
UTILITIES			
ATG	AGL RESOURCES INC	36.50	0.85
AVA	AVISTA CORP	23.68	1.27
BKH	BLACK HILLS CORP	33.61	0.98
CASH			3.54
TOTAL FUND ASSETS		$377,197,173	100.00

FRONTEGRA FUNDS

Portfolio Holdings:  September 30, 2006

   Frontegra IronBridge

SMID Fund

QUARTERLY REPORT

FOR THE PERIOD ENDING SEPTEMBER 30, 2006

9—11

Portfolio Holdings

8

Portfolio Diversification

2—7

Portfolio Review & Outlook

1

Performance Review

This report is not authorized unless accompanied or preceded by a prospectus.

Mutual fund investing involves risk; principal loss is possible.

The fund’s investment objectives, risks, charges, and expenses must be considered carefully before investing.  The prospectus contains this and other important information about the Frontegra Funds, and it may be obtained by calling 888-825-
     2100 and/or at www.Frontegra.com.  Read the prospectus carefully before investing.

Past performance does not guarantee future results.  The principal value of an investment and investment return will fluctuate so that an investor’s shares, when redeemed, may be worth more or less than their original cost.  Current performance may be lower or higher than the performance quoted and may be obtained by calling
    888-825-2100.

Investment performance reflects contractual fee waivers in effect.  In the absence of such waiver, total returns would be reduced.

The Russell 2500 Index is an unmanaged index that is designed to measure the small cap segment of the U.S. equity universe.  The index does not reflect investment management fees, brokerage commissions, or other expenses associated with investing in fixed income securities.
    You cannot invest directly in an index.

The information provided herein represents the opinion of the fund manager and is not intended to be a forecast of future events or a guarantee of future results.  Further, there is no assurance that certain securities will remain in or out of the fund’s portfolio.

Performance Review:  September 30, 2006

The Frontegra IronBridge SMID Fund’s
return of 1.26%, net of fees, exceeded the
0.52% return of its benchmark, the Russell
2500 Index for the quarter ending
September 30, 2006.

For the 12-month period ending September
30, the Fund underperformed the Russell
2500 Index, returning 5.37%, net of fees,
versus the index’s return of 8.80%.

8.60%

8.80%

6.87%

0.52%

Russell 2500 Index

6.93%

5.37%

3.51%

1.26%

Frontegra IronBridge SMID Fund

(Net of Fees)

7.95%

6.36%

4.24%

1.50%

Frontegra IronBridge SMID Fund

(Gross of Fees)

Since

Inception

(12/31/04)

One

Year

Year-to-

Date

Quarter

Ending
9/30/06

Average Annual

Total Return

"Do we really understand what is going on in the derivatives market, a market that in 2005 was 22 times the U.S. gross domestic product?"
Vito Tanzi, senior consultant to the Inter-American Development Bank

The Frontegra IronBridge SMID Cap Fund outperformed the Russell 2500 Index return of 0.52% during the third quarter. Small caps underperformed large caps for the second consecutive quarter, with the Russell 2000 Index returning a paltry 0.44%. The S&P 500 Index and Dow Jones Industrial Average posted robust returns of 5.7% and 3.4%, respectively. Mid caps have been substantially excluded from the large cap rally, evidenced by the third quarter and year-to-date S&P 400 Index returns of -1.1% and 3.1%, respectively. The +5.2% return spread between the S&P 500 and Russell 2000 indices was the largest in five years. Do two quarters of small cap underperformance confirm a change in market leadership to large cap? We do not know the answer.

What we do know for sure is that for the last three years the market has not demanded a small cap liquidity risk premium. Historically, investors have demanded approximately 75 basis points for the liquidity risk of owning small companies. Over the last two quarters, the small cap risk premium has increased 43 basis points, although still substantially away from its historic average (see figure on following page). If liquidity risk premiums revert to the historic average, higher market capitalization leadership may persist.

In addition to a change in market capitalization leadership, the quarter was characterized by a change in sector leadership as well. The sector laggards during the quarter were the trailing three-year winners including Energy (-12.2%), Industrials (-4.6%) and Materials (-1.4%). The sell off of these past winners was sparked by concerns that the U.S. economy is running out of steam. As such, investors viewed more favorably those businesses with higher recurring revenue streams, including Telecommunication Services (+7.4%), Utilities (+5.7%), Financials (+4.5%) and Consumer Staples (+4.0%). Whether this reallocation continues depends on the implied expectations and whether Fed Chairman Bernanke is successful in guiding the economy to a soft landing. The bond and equity markets are not indicating consistency in their opinion regarding the issue. On the one hand, equity markets continue to move to the upside with the Dow Jones Industrial Average hitting all-time highs. On the other hand, the yield curve is inverted, and that has historically been a harbinger for a recession.

LARGE CAP DISCOUNT RATES VERSUS SMALL CAP DISCOUNT RATES

Small Cap
Large Cap
75 bps
0 bps
September 2006, Small - Large Discount Rate Differential = -67 bps

Source: Credit Suisse HOLT ValueSearch

FRONTEGRA FUNDS

Portfolio Review & Outlook

Third Quarter Attribution

The portfolio is structured to do well in either a strong or weak economic scenario as a result of our dual diversification risk control which requires ownership across both industry and life cycle relative to our benchmark. Therefore, stock selection is the main driver of long-term performance. During the third quarter, stock selection contributed over 100 basis points while sector and life cycle weighting detracted at the margin.

Stock selection was positive in six out of ten sectors including Materials, Financials, Industrials, Energy, Healthcare and Consumer Discretionary. Stock selection was strongest in the Materials, and that strength was led by Lubrizol (+15.1%). Lubrizol is an excellent example of a long-term investment in a company which is systematically executing on a business strategy to increase its economic returns and develop new, wealth-creating businesses (e.g., water infrastructure). As mentioned, our holdings of financial stocks also did well and were led by The Saint Joe Company (+16.8%) which benefited from the FAA approval of the Panama City International Airport. In addition, two of the portfolio's REIT holdings continued to add value, including Prologis (+10.4%) and Forest City Enterprises (+8.2%). These two holdings have returned +24.2% and +38.6%, respectively for the year. We locked in some profit, in both cases, as a result of the increased weight of the positions and the opportunity to reallocate to new financial ideas such as CIT Group (+3.9%). Energy stock selection was led by Teekay Shipping (+1.7%) which outperformed the Energy sector by +13.7% due to its strong shipping rates. Healthcare was led by Cerner Corporation (+22.3%) which is an emerging core holding that is strategically well positioned to benefit from robust growth trends in Healthcare Information Technology.

A contribution from Men's Wearhouse during the quarter exemplifies how we are adding value from our valuation insights when noise creates opportunities. In the beginning of the quarter, the company sharply declined to $30 as a result of sudden, negative price impact stemming from the annual reconstitution of the Russell 2500 Index. Our research indicated that Men's Wearhouse was one of many firms temporarily affected by this reconstitution. We aggressively added to our position due to the firm's especially favorable risk reward ratio. Subsequently, the company beat expectations and raised guidance and, consistent with our investment thesis, the stock jumped to $38.

The only two detracting stock selection sectors were Consumer Staples and Utilities, led down by Hormel and Aqua America, respectively. Both firms delivered second quarter results in-line with our expectations. However, the stocks traded off as Street analysts downgraded the firms due to short-term issues not material to our long-term investment thesis. It is noteworthy that the profit taking encountered during the second quarter on several holdings such as The Saint Joe Company quickly reversed during the third quarter. Neutral stock selection was posted for the volatile Information Technology group, which dominated the list of our largest detractors during the period.

Of the top detractors in the third quarter, six incurred thesis violations which resulted in immediate sales, including Digitas (guidance reduction), Getty Images (heightened competition), Openwave Systems (option backdating), Verisign (option backdating), Avaya (guidance reduction) and Massey Energy (growth reduction). The proceeds from these sales were reallocated into existing holdings (such as Tellabs) at attractive entry points and a total of nine new buys. Of those subsequent new buys, 60% of the stocks delivered positive relative return in the near term. The new buy list was led by innovative early life cycle healthcare holdings such as FoxHollow Technologies (+24.6%) and Allscripts Healthcare (+8.5%).

From a sector standpoint, the portfolio's overweight in Energy and Industrials and underweight in Financials and Telecommunication Services were slight headwinds for performance during the quarter.

FROSTRGRA FUNDS

Portfolio Review & Outlook (cont.)

From a Life Cycle perspective, recall that the corporate Life Cycle can be segmented into two different categories: (1) wealth creation (Rockets and Golden Goodies) where firms aggressively reinvest capital into projects with economic returns above the cost of capital; and (2) wealth distribution (Falling Angels, Corks and Turn Arounds) where firms are motivated to recycle capital (dividends, share repurchase, etc.) to shareholders as a result of less attractive reinvestment opportunities. As a result of uncertainty regarding the health of the economy and inflation, the third quarter was characterized by outperformance of the more defensive wealth distributors relative to the wealth creators (see chart on next page). As a consequence, the portfolio's overweight in Golden Goodies detracted marginally from the relative performance.

FIRST, SECOND & THIRD QUARTER 2006 RETURNS BY LIFE CYCLE FOR THE RUSSELL 2500 INDEX

	Rockets* Early Stage Growth	Golden Goodies* High Growth	Falling Angels* Slowing/Maturing Business	Corks* Mature Business	Turn Arounds* Distressed Business
Q1 2006	+16.4%	+9.8%	+8.2%	+10.2%	+14.9%
Q2 2006	-8.7%	-5.2%	-7.0%	-2.6%	-4.0%
Q3 2006	-5.8%	-1.4%	+0.6%	+1.4%	+2.6%
YTD 2006 (through Q3)	+0.1%	+2.6%	+1.2%	+8.8%	+13.2%

CFROI®
Required Return
Growth
GARP
Value
Core
Core
Core
Core
Core

*Proprietary IronBridge Scoring System

FRONTEGRA FUNDS

Portfolio Review & Outlook (cont.)

® CFROI is a registered trademark in the United States and other countries
(excluding the United Kingdom) of Credit Suisse or its affiliates.

Current Investment Environment:
"Risk and return are all out of whack"

We are in uncharted waters because of the dramatic explosion of structured products and tools, which help investors "manage risk." We believe massive growth in derivative structures, combined with risk management tools, may be leading to a misallocation of capital and temporary breakdowns in market efficiency. Why?

1) Growth in derivative structures has exploded over the last 3 years. To hedge interest rate and currency risk, the interest rate and currency derivatives markets have grown to $200 trillion (16 times U.S. GDP). To hedge corporate bond default risk, the Credit Default Swaps market has grown to $17 trillion from almost $0 five years ago. Today, General Motors has approximately $30 billion in debt, but $200 billion of Credit Default Swaps trade to insure against $30 billion of potential default. How is that for irony?
The market created to insure against risk has actually increased risk by 6.67 times! The growth of structured product in equities can help explain why mid caps have substantially underperformed both small and large caps more recently. Russell reports that over $3.8 trillion are indexed or benchmarked to Russell index products. Roughly $1 trillion of that amount is directly indexed or benchmarked specifically to the Russell 2000 Index which only has available float of $1.3 trillion. In contrast, $320 billion is indexed or benchmarked to the Russell Mid-Cap Index, yet the available float is $6.3 trillion. As a result, the ratio of assets being benchmarked or indexed relative to the available float for small caps and mid caps is 77% and 5% respectively. The inference is that there is the potential for artificial price inflation in small caps relative to mid caps. Therefore, mid caps may offer greater undervaluation opportunity on a forward-looking basis.

2) Wide-spread adoption of "better" risk management tools encourages investors to utilize derivative structures to take on more risk in order to reach for more return. Tools, like the Black Litterman Mean Variance Optimization model, are encouraging investors to allocate away from large liquid asset classes, like bonds and large-cap stocks, to "higher return, uncorrelated," but less liquid asset classes like commodities, timberland, private equity, hedge funds, small caps and micro caps. Derivative structures are used to implement these strategies because they are more liquid than the underlying assets being traded. For example, it is easier to buy $1 billion worth of a commodity Exchange Traded Fund than it is to buy, transport and store $1 billion worth of gold, silver, titanium, oil and sugar.

3) The consequence of wide-spread adoption of risk management tools that utilize derivative and structured product to manage risk is that risk seems to have disappeared from the system. Risk is no longer visible through our traditional lenses like yield curve, credit spread and small-cap risk premiums, to name a few. Inflation risk, which the Federal Reserve is still concerned about, used to be reflected in the long end of the yield curve, but that can be hedged away resulting in a flat yield curve. Default risk, which used to be seen by comparing low-quality versus high-quality yields, is nonexistent because growth in the Credit Default Swap market spreads the risk throughout the system, resulting in low-quality corporate bonds trading similarly to high-quality corporate bonds. Liquidity risk associated with small companies, which we used to see by observing a size-based discount rate differential, has turned negative perhaps because of the dramatic growth in structured product and ETFs benchmarked to the Russell 2000 Index.

The question that Mr. Tanzi poses, "Do we really understand what is going on in the derivatives market, a market that in 2005 was 22 times the U.S. gross domestic product?" is an important one. Many stewards of our financial system believe they know the answer and believe growth in the derivatives market has made the financial system more stable and less risky because it spreads risk to more players, lowering the chances of a major financial institution going bust and causing a financial crisis. If those stewards are correct, they may have explained why the size differential need not revert to its historical

FRONTEGRA FUNDS

Portfolio Review & Outlook (cont.)

average. However, think about that for a moment. Risk, like matter, can not be created nor destroyed. It simply changes form. In the current environment, risk has changed form from something we can easily see to something that is harder to see, but we know it is still out there. If risk is out there, who is holding it? Alan Greenspan says it is not the banks, so one might surmise it is the investors who have allocated more capital to "uncorrelated higher return," but illiquid assets. The fallacy of the risk management and allocation models that investors are using to manage risk and return is that they conveniently ignore a lot of things, including liquidity. This seems like a false alarm until it is time to sell.

Amaranth, the formerly $9 billion hedge fund who lost $6 billion in one week, utilized the best risk management tools money could buy but learned a tough lesson that others should heed. When you have to sell a lot of an illiquid asset, the risk tools have no way of incorporating the price impact. It is ironic that, as Amaranth was melting down, Bill Sharpe, the pioneer of risk management tools that derivative markets are built on, came out with a new book "Investors and Markets: Portfolio Choices, Asset Prices and Investment Advice." Mr. Sharpe is rethinking risk and now believes risk models need to better incorporate the notion of extraordinary economic events, taxes, price impact and liquidity. We agree!

We must seem old fashioned by warning about how new innovative models and tools could lead to market instability, but history is on our side. Consider other Wall Street innovations like "portfolio insurance," "junk bonds" and the "QQQs," which ultimately became crowded trades and imploded due to liquidity issues when the hot money all wanted out at the same time. We believe in the old-fashioned truth that the value of any investment is the present value of the expected net cash receipts. Price is a function of future net cash receipts and a discount rate. We monitor CFROI® and growth to better understand future net cash receipts; and we monitor the discount rate to observe risk. In 1999, the +300 basis point size differential told us that the market was paying too much for risk and, therefore, we were aggressive in small cap companies. For the last few years, the -100 basis point differential tells us the market is not paying for risk. Therefore, we are a little more defensive today.

It is possible that the world and small caps are less risky today, and if that is true, our portfolio should chug right along, putting up pretty good investment returns. As much as we would like to believe that the world is less risky, we suspect that the -67 basis point size differential is partially a result of the hyper growth in structured product benchmarked to the Russell 2000 Index. If true, we should expect the return of the small cap risk premium, as growth in structured product benchmarked to the Russell 2000 Index slows or reverses. We also suspect that this quarter's strong performance of large liquid investment classes, like large-cap value and treasury bonds, could be a result of smart money recognizing the risks of increasing exposure to less liquid markets identified in this section.

Strategy:

How is the portfolio positioned to benefit in this uncertain investment environment? First, the SMID mandate is flexible as it allows us to own firms between the market capitalization range of $500 million to $10 billion. As discussed, the current portfolio has a higher market capitalization slant, thereby positioning it to benefit from a higher market capitalization rally and hedging against a sudden small company discount rate adjustment. The recent -30% decline of Japanese small caps serves as a reminder of how sudden and violent discount adjustments can be. Second, we have purposely tilted the portfolio away from the "crowded trade" by owning companies not necessarily included in the Russell 2500 Index, where ETFs and structured product may be artificially boosting valuation. The portfolio's ownership of firms not included in the Russell 2500 Index is currently at 40%.

FROSTHGRA FUNDS

Portfolio Review & Outlook (cont.)

As always, we never waver from our process, which requires us to own firms that are (1) doing the right thing to create shareholder value and (2) poised to beat expectations implied in the stock price. Our large investable universe allows us to own relatively higher capitalization firms when undervaluation warrants, while continuing to identify emerging firms which are early on the corporate life cycle. These small firms typically have explosive growth and are targeting new markets with a competitive advantage. The recent addition of FoxHollow Technologies qualifies. The firm had a $600 million capitalization at time of purchase, 70% organic sales growth, and a targeted $2 billion Pulmonary Arterial Hypertension market with a patented product offering.

We remain overweight Healthcare as a result of identifying emerging firms in this sector that have high economic returns and robust reinvestment rates responding to accelerating business opportunities such as personalized medicine and noninvasive surgery. In addition, the portfolio is overweight Industrials and Materials, owning firms that we forecast to generate higher-than-expected cash flows by exploiting increased government capital expenditures and worldwide economic freedom expansion. In our judgment, both Financials and Consumer Discretionary have limited excess return opportunities and remain underweight. More specifically, our research indicates that Financials are vulnerable due to net interest margin compression as a result of an inverted yield curve.

From a Life Cycle perspective, we continue to find attractive undervaluation in more established higher quality firms (Golden Goodies) relative to businesses that have encountered near-term fundamental weakness (Falling Angels and Turn Arounds). Consequently, the portfolio is overweight and underweight those Life Cycles, respectively. The portfolio's remaining Life Cycle weights approximate those of the benchmark.

We believe the Frontegra IronBridge SMID Fund is well positioned to produce value-added performance over the long term.

Thank you for your continued support.

Christopher C. Faber
IronBridge Capital Management, L.P.

Jeffrey B. Madden
IronBridge Capital Management, L.P.

FRONTEGRA FUNDS

Portfolio Review & Outlook (cont.)

25
20
15
10
5
0

	Consumer Discretion.	Consumer Staples	Energy	Financials	Health Care	Industrials	Materials	Technology	Telecom	Utilities	Cash
■ Frontegra IronBridge	12.82	1.81	4.94	19.49	13.75	15.69	7.90	16.60	0.00	3.86	2.82
□ Russell 2500	15.63	3.26	5.07	22.96	11.47	13.16	5.63	15.80	1.62	5.31	0.00

40
30
20
10
0

	Rockets	Golden Goodies	Falling Angels	Corks	Turnarounds	Financials	Cash
■ Frontegra IronBridge	11.01	25.80	8.49	29.16	3.21	19.49	2.82
□ Russell 2500	12.62	15.63	12.63	29.30	6.16	23.02	0.00

FRONTEGRA FUNDS

Sector & Life Cycle Comparisons

Sector Comparison:  Frontegra IronBridge SMID Fund vs Russell 2500 Index

Life Cycle Comparison:  Frontegra IronBridge SMID Fund vs Russell 2500 Index

TICKER SYMBOL	SECURITY NAME	MARKET PRICE	PERCENT ASSETS
CONSUMER DISCRETIONARY			
GPC	GENUINE PARTS CO	43.13	1.51
HAR	HARMAN INTERNATIONAL INDUSTRIES INC-NEW	83.44	1.78
LF	LEAPFROG ENTERPRISES INC	7.93	0.37
MEG	MEDIA GENERAL INC	37.72	1.26
MW	MENS WEARHOUSE INC COM	37.21	2.04
PVH	PHILLIPS-VAN HEUSEN CORP	41.77	1.53
SWK	STANLEY WORKS	49.85	1.66
TSCO	TRACTOR SUPPLY CO	48.26	1.33
WWW	WOLVERINE WORLD WIDE INC	28.31	1.44
CONSUMER STAPLES			
HRL	HORMEL FOODS CORP	35.98	1.91
ENERGY			
COG	CABOT OIL & GAS CORP	47.93	0.69
CHK	CHESAPEAKE ENERGY CORP	28.98	0.84
ESV	ENSCO INTERNATIONAL INC	43.83	1.42
HLX	HELIX ENERGY SOLUTIONS	33.40	0.54
TK	TEEKAY SHIPPING CORP MARSHALL ISLAND	41.11	0.82
UNT	UNIT CORP	45.97	0.63
FINANCIALS			
AMG	AFFILIATED MANAGERS GROUP	100.11	1.29
CIT	CIT GROUP INC	48.63	1.59
CBSS	COMPASS BANCSHARES INC	56.98	0.99
CFR	CULLEN FROST BANKERS INC	57.82	0.68
FCE.A	FOREST CITY ENTERPRISE - CL A	54.30	1.02
JEF	JEFFERIES GROUP INC NEW	28.50	1.44
MI	MARSHALL AND ILSLEY CORP	48.18	1.47
NFS	NATIONWIDE	48.10	1.55
PLD	PROLOGIS	57.06	0.99
RYN	RAYONIER INC	37.80	1.77
SAFC	SAFECO CORP	58.93	1.32
STC	STEWART INFORMATION SYSTEMS	34.77	0.77
SNV	SYNOVUS FINANCIAL CORP	29.37	1.28
JOE	THE ST JOE COMPANY	54.87	1.75
WL	WILMINGTON TRUST CORP	44.55	1.58

FROSTHGRA FUNDS

Portfolio Holdings:  September 30, 2006

TICKER SYMBOL	SECURITY NAME	MARKET PRICE	PERCENT ASSETS
HEALTH CARE			
AFFX	AFFYMETRIX INC	21.56	0.31
MDRX	ALLSCRIPTS HEALTHCARE SOLTNS	22.48	0.53
BRL	BARR PHARMACEUTICALS INC	51.94	0.80
CEPH	CEPHALON INC	61.75	0.81
CERN	CERNER CORP	45.40	1.55
FOXH	FOXHOLLOW TECHNOLOGIES	34.19	0.38
RX	IMS HEALTH INC	26.64	2.58
ISRG	INTUITIVE SURGICAL INC NEW	105.45	1.08
VTIV	INVENTIV HEALTH INC	32.03	0.83
MEDI	MEDIMMUNE INC	29.27	0.80
MLNM	MILLENNIUM PHARMACEUTICALS INC	9.94	0.75
MIL	MILLIPORE CORP	61.30	0.68
PKI	PERKINELMER INC	18.93	0.83
VARI	VARIAN INC	45.87	1.36
VAR	VARIAN MEDICAL SYSTEMS INC	53.39	0.49
INDUSTRIALS			
ALEX	ALEXANDER & BALDWIN INC	44.37	1.79
AME	AMETEK INC	43.55	1.13
AIT	APPLIED INDUSTRIAL TECH INC	24.40	1.39
EXPD	EXPEDITORS INTL WASH INC	44.58	0.50
GR	GOODRICH CORP	40.52	1.59
IEX	IDEX CORP	43.05	1.30
IFS	INFRASOURCE SERVICES	17.55	0.77
ITT	ITT INDUSTRIES INC	51.27	1.36
JEC	JACOBS ENGINEERING GROUP INC	74.73	0.85
JLG	JLG INDUSTRIES INC	19.81	1.11
PH	PARKER-HANNIFIN CORP	77.73	1.50
TDY	TELEDYNE TECHNOLOGIES INC	39.60	1.37
TTC	TORO CO	42.17	1.03
INFORMATION TECHNOLOGY			
DOX	AMDOCS LTD	39.60	1.37
CDNS	CADENCE DESIGN SYSTEMS INC	16.96	1.63
CTXS	CITRIX SYSTEMS INC	36.21	1.40
EFD	EFUNDS CORP	24.18	1.47
HRS	HARRIS CORP-DEL	44.49	1.51
INTU	INTUIT INC	32.09	1.34
PMTC	PARAMETRIC TECHNOLOGY CORP	17.46	1.27
PLCM	POLYCOM INC	24.53	1.23
SYNA	SYNAPTICS INC COM	24.37	0.93
TLAB	TELLABS INC COM	10.96	1.49
TRMB	TRIMBLE NAVIGATION LTD COM	47.08	1.38
VSEA	VARIAN SEMICONDUCTOR EQUIP	36.70	1.57

PROFITEGRA FUNDS

Portfolio Holdings:  September 30, 2006

TICKER SYMBOL	SECURITY NAME	MARKET PRICE	PERCENT ASSETS
MATERIALS			
AGU	AGRIUM INC	26.99	0.78
ARG	AIRGAS INC	36.17	0.64
LZ	LUBRIZOL CORP COM	45.73	3.01
MEOH	METHANEX CORP COM	24.34	0.71
SIAL	SIGMA-ALDRICH CORP	75.67	1.61
SMMX	SYMYX TECHNOLOGIES COM	21.19	1.15
UTILITIES			
AYE	ALLEGHENY ENERGY INC	40.17	0.97
WTR	AQUA AMERICA INC	21.94	1.52
WEC	WISCONSIN ENERGY CORP	43.14	1.47
CASH			2.82
TOTAL FUND ASSETS		$159,978,672	100.00

FRONTEGRA FUNDS

Portfolio Holdings:  September 30, 2006

Frontegra Netols

Small Cap Value Fund

QUARTERLY REPORT

FOR THE PERIOD ENDING SEPTEMBER 30, 2006

4 - 6

Portfolio Holdings

3

Fund Characteristics & Industry Weights

2

Portfolio Review & Outlook

1

Performance Review

This report is not authorized unless accompanied or preceded by a prospectus.

Mutual fund investing involves risk; principal loss is possible.

The fund’s investment objectives, risks, charges, and expenses must be considered carefully before investing.  The prospectus contains this and other important information about the Frontegra Funds, and it may be obtained by calling 888-825-
2100 and/or at www.Frontegra.com.  Read the prospectus carefully before investing.

Past performance does not guarantee future results.  The principal value of an investment and investment return will fluctuate so that an investor’s shares, when redeemed, may be worth more or less than their original cost.  Current performance may be lower or higher than the performance quoted and may be obtained by calling
888-825-2100.

Investment performance reflects contractual fee waivers in effect.  In the absence of such waiver, total returns would be reduced.

The Russell 2000 Value Index measures the performance of those Russell 2000 companies with lower price-to-book ratios and lower forecasted growth values.  The Russell 2000 Index measures the performance of the 2,000 smallest companies in the Russell 3000 Index, which measures the performance of the 3,000 largest U.S. companies based on market capitalization.
The Index does not reflect investment management fees and expenses associated with investing in equity securities.  You cannot invest directly in an index.

The information provided herein represents the opinion of the fund manager and is not intended to be a forecast of future events or a guarantee of future results.  Further, there is no assurance that certain securities will remain in or out of the fund’s portfolio.

Performance Review:  September 30, 2006

The Frontegra Netols Small Cap Value
Fund’s return of 3.50%, net of fees, out-
performed the 2.55% return of its
benchmark, the Russell 2000 Value Index
for the quarter ending September 30, 2006.

Since its inception in December 2005, the
fund has returned 6.50%, net of fees,
versus 11.63%  for the benchmark.

11.63%

N/A

2.55%

Russell 2000 Value Index

6.50%

N/A

3.50%

Frontegra Netols Small Cap Value Fund

(Net of Fees)

7.42%

N/A

3.78%

Frontegra Netols Small Cap Value Fund

(Gross of Fees)

Since

Inception

(12/16/05)

One

Year

Quarter

Ending
9/30/06

Average Annual Total Return

Portfolio Review & Outlook

Positive Contributions to Relative
Performance in Q3 2006:

Stock selection in healthcare, financials,
and information technology

Overweight in healthcare

Best performing stocks for the quarter –
Gold Kist Inc., Internet Security Systems,
ADVO Inc., Diamond Management, Casual
Male Retail Group, and FileNet Corp.

Negative Contributions to Relative
Performance in Q3 2006:

Overweight in industrials and energy

Underweight in utilities

Worst performing stocks for the quarter –
James River Coal, Champion Enterprises, Air
Tran Holdings, Wabtech Corp, Corinthian
College, and iPass Inc.

Current Market:  Q3 2006

The equity markets broadened in the
third quarter driven by higher interest
rates and fears the Federal Reserve would
go too far with additional interest rate
hikes. This took the momentum out of the
industrial cyclicals as investor concerns
quickly reversed from an overheating
economy to fears of an economic
slowdown.  As a result, commodities
including energy, gold, and non-precious
metals experienced sharp price declines in
the quarter.  Investor sentiment remained
bearish as the equity markets pushed
higher.  This drove telecom services,
utilities, and consumer staples to be the
top performing sectors.  Additional
evidence of investor bearishness was
heavy put-option buying, a high level of
short interest, and five consecutive months
of equity fund outflows.  These factors
were offset by another strong quarter of
M&A activity.  The Russell 2000 Value
index returned 2.55% for the quarter.

The world economy appears strong,
even as the rate of growth decelerates.
The US economy and financial markets
could potentially see another spurt of
growth like in the early 1990’s when the
Federal Reserve stopped raising interest
rates.  Continued strength in corporate
profits, solid corporate balance sheets and
further M&A activity should provide a
positive backdrop for small cap equities.

40
35
30
25
20
15
10
5
0

	Consumer Discretion.	Consumer Staples	Energy	Financials	HealthCare	Industrials	Materials	Technology	Telecoms	Utilities	Cash
■ Frontegra Netols	20.30	4.30	5.80	8.20	16.70	28.70	4.90	8.10	1.60	0.00	1.40
□ Russell 2000 Value	15.10	3.40	4.40	35.80	4.60	10.80	5.30	13.50	1.60	5.50	0.00

FRONTEGRA FUNDS

Portfolio Characteristics and Industry Weights:

September 30, 2006

Industry Weights:  Frontegra Netols Small Cap Value Fund vs Russell 2000 Value Index

70

§Number of Stocks

1.50%

0.90%

§Yield

21.2

18.4

§Price/Earnings (forward)

2.2

2.3

§Price/Book Ratio

$0.62

$1.08

§Market Cap (median, in billions)

$1.09

$1.19

§Market Cap (weighted, in billions)

Russell 2000

Value Index

Frontegra Netols
Small Cap

Value Fund

Portfolio Holdings:  September 30, 2006

1.25

$45.87

VARIAN

VARI

0.80

$11.92

U.S. PHYSICAL THERPY

USPH

1.41

$29.87

SUNRISE SENIOR LIV

SRZ

1.70

$19.99

PSS WORLD MEDICAL

PSSI

2.22

$42.81

POLYMEDICA

PLMD

1.64

$18.24

PAR PHARMACEUTICAL

PRX

1.77

$27.79

MATRIA HEALTHCARE

MATR

1.76

$35.32

LIFEPOINT HOSPITALS

LPNT

1.84

$23.70

KV PHARMACEUTICL 'A'

KVA

1.59

$16.44

GENTIVA HEALTH SVCS

GTIV

0.73

$8.02

DIVERSA

DVSA

HEALTH CARE

1.35

$50.51

WESTAMERICA BANCORP

WABC

1.37

$44.63

THE HANOVER INS GRP

THG

0.98

$31.96

SUN COMMUNITIES

SUI

1.55

$69.26

FIRST MARBLEHEAD

FMD

1.58

$44.00

FIRST IND'L REALTY

FR

1.37

$16.17

CEDAR SHOPPING CTRS

CDR

FINANCIALS

1.34

$40.10

WHITING PETROLEUM

WLL

1.74

$18.22

HANOVER COMPRSR HLDG

HC

1.25

$15.56

GLOBAL INDUSTRIES

GLBL

1.43

$24.34

ENCORE ACQUISITION

EAC

ENERGY

1.56

$22.02

LANCE

LNCE

1.48

$10.45

DEL MONTE FOODS

DLM

1.24

$35.12

CHATTEM

CHTT

CONSUMER STAPLES

1.71

$8.15

VISTEON

VC

1.15

$7.74

STURM RUGER & CO

RGR

1.04

$12.96

READER'S DIGEST

RDA

1.65

$18.97

O'CHARLEY'S

CHUX

1.73

$38.02

KEYSTONE AUTOMOTIVE

KEYS

1.59

$32.97

JARDEN

JAH

0.64

$6.73

FLEETWOOD ENTERPRISE

FLE

1.38

$21.27

DEVRY

DV

0.96

$15.35

COX RADIO

CXR

1.71

$11.97

COST PLUS

CPWM

1.21

$10.81

CORINTHIAN COLLEGES

COCO

0.96

$6.90

CHAMPION ENTERPRISES

CHB

1.93

$13.73

CASUAL MALE RETL GRP

CMRG

1.62

$37.01

ARBITRON

ARB

1.05

$11.83

99 CENTS ONLY STORES

NDN

CONSUMER DISCRETIONARY

COMMON STOCK

ASSETS

PRICE

NAME

SYMBOL

PERCENT

MARKET

SECURITY

TICKER

Portfolio Holdings:  September 30, 2006

98.53

TOTAL COMMON STOCK

1.63

$13.27

ALASKA COMM SYS GRP

ALSK

TELECOMMUNICATION

0.30

$17.06

WORTHINGTON INDUS

WOR

1.74

$26.77

SPARTECH

SEH

1.12

$20.33

COMMERCIAL METALS

CMC

1.76

$24.87

BRUSH ENGINEER MTLS

BW

MATERIALS

1.30

$36.70

VARIAN SEMICONDUCTOR

VSEA

1.36

$24.24

SYBASE

SY

1.63

$33.01

MANTECH INT'L

MANT

1.19

$34.09

KRONOS

KRON

1.27

$55.01

CACI INT'L

CAI

1.31

$36.42

AVID TECHNOLOGY

AVID

INFORMATION TECHNOLOGY

1.86

$27.13

WABTEC

WAB

1.22

$35.29

SCHOOL SPECIALTY

SCHS

1.81

$30.92

ROBBINS & MYERS

RBN

0.77

$5.56

MODTECH HLDGS

MODT

1.42

$13.09

MATRIX SERVICE

MTRX

1.18

$43.05

IDEX

IEX

1.36

$36.58

GENERAL MARITIME

GMR

2.27

$38.21

GENERAL CABLE

BGC

1.31

$41.37

GATX

GMT

1.72

$15.25

FEDERAL SIGNAL

FSS

1.12

$33.76

ESTERLINE TECH

ESL

1.65

$11.14

DIAMOND MGMT/TECHNLY

DTPI

1.41

$41.80

CRANE COMPANY

CR

1.66

$7.10

C & D TECHNOLOGIES

CHP

1.44

$21.09

BE AEROSPACE

BEAV

1.29

$48.52

AMER SCIENCE & ENGNR

ASEI

1.29

$44.37

ALEXANDER & BALDWIN

ALEX

1.06

$9.92

AIRTRAN HLDGS

AAI

1.00

$14.84

APPLIED SIGNAL TECH

APSG

1.80

$45.40

ACUITY BRANDS

AYI

INDUSTRIALS

ASSETS

PRICE

NAME

SYMBOL

PERCENT

MARKET

SECURITY

TICKER

Portfolio Holdings:  September 30, 2006

100.00

$8,195,141

TOTAL PORTFOLIO

1.47

TOTAL CASH & EQUIVALENTS

0.06

Dividend Accrual

1.40

Cash

CASH AND EQUIVALENTS

ASSETS

PRICE

NAME

SYMBOL

PERCENT

MARKET

SECURITY

TICKER

Frontegra

New Star International Equity Fund

QUARTERLY REPORT

FOR THE PERIOD ENDING SEPTEMBER 30, 2006

Executive Summary

International equities posted a good
recovery from the jitters of early May.
The short term investment community
gradually regained their confidence to
reinstate the “carry trade” of borrowing
in Yen and buying whatever takes their
fancy.  Fortunately for our strategy,
market leadership has broadened away
from the commodity/cyclical play of earl
y 2006.

Central banks are continuing to raise
interest rates and drain excess liquidity
from the system.  Their actions have
been over-ridden in markets by both
private equity and leveraged operators
raising debt to purchase stock.

It is the low spot valuations of equities
relative to prevailing borrowing rates,
particularly in the large caps., that
encourages  buying activity in the asset
class.  As a result, large cap.
international stock markets are set fair
so long as profitability remains high,
borrowing costs are low and valuations
are modest.

Analysts’ earnings expectations are
stabilising at these very high levels of
profits as the Q2 reporting season did
not lead to further upgrades.  The net
return on invested capital in non-
financial international equities is topping
out at an impressive 11.5%, way above
the cost of capital.

As earnings upgrades become rarer, we
expect investors will start to pay up for
certainty and predictability.  The
valuation compression we have
experienced across sectors should
reverse and companies that have
previously been rated as premium quality
should regain their higher ratings.

Our sector strategy has been anticipating
a roll-over in profits revisions and the
associated return to historical norms of
valuation differentials.  As such, we
favour sectors where we believe current
levels of returns can be sustained, and
we avoid those showing super-normal
returns.

Key sector overweights on the portfolio
are pharmaceuticals, IT, insurance and
energy.  Internationally, Big Oil shares
have performed very poorly for 12
months and we believe current
valuations do not reflect their
fundamental strength.

The portfolio returned 3.82% net in the
quarter, versus the MSCI EAFE
benchmark of 3.99%.  Stock selection in
Japan has improved and our overweight
in the Asian markets contributed
positively.  Stock and sector selection in
Continental Europe suffered from an
overweight in energy and some adverse
merger and acquisition activity.

Richard Lewis

New Star Institutional Managers

                    5

Portfolio Strategy

                    9

Review and Outlook of Liquidity Trends

                    7

Review and Outlook of Corporate Sectors

                 11

Appendices

                    6

Asset Allocation

                    3

Account Activity

                    2

Performance Attribution

                    1

Performance versus Benchmark

Executive Summary

Pages

This report is not authorized unless accompanied or preceded by a prospectus.

Performance versus Benchmark

Mutual fund investing involves risk; principal loss is possible.

The fund’s investment objectives, risks, charges, and expenses must be considered carefully before investing.  The prospectus contains this and other important information about the
Frontegra Funds, and it may be obtained by calling 888-825-2100 and/or at
www.Frontegra.com.  Read the prospectus carefully before investing.

Past performance does not guarantee future results.  The principal value of an investment and investment return will fluctuate so that an investor’s shares, when redeemed, may be worth more or less than their original cost.  Current performance may be lower or higher than the performance quoted and may be obtained by calling 888-825-2100.

Investment performance reflects contractual fee waivers in effect.  In the absence of such waiver, total returns would be reduced.

The MSCI EAFE Index is an unmanaged, free float-adjusted market capitalization index that is designed to measure developed market equity performance, excluding the U.S. and Canada.  The index does not reflect investment management fees, brokerage commissions, or other expenses associated with investing in equity securities.  You cannot invest directly in an index.

The information provided herein represents the opinion of the fund manager and is not intended to be a forecast of future events or a guarantee of future results.  Further, there is no assurance that certain securities will remain in or out of the fund’s portfolio.

14.97%

11.85%

12.47%

YTD

17.20%

12.47%

13.44%

Since
Inception

(1/8/04)

One

Year

Quarter
Ending

9/30/06

19.73%

3.99%

MSCI EAFE

14.51%

3.82%

Frontegra New Star

  (Net of Fees)

15.36%

4.01%

Frontegra New Star

  (Gross of Fees)

Average Annual Total
Return

At September 30,
2006

Performance Attribution

perhaps in the case of Alcatel, but Cap
Gemini is still persuading analysts to
upgrade.

Merger and acquisition activity has made
life difficult for our European
performance this quarter, particularly in
the utility sector.  The Spanish electricals
do not screen out as attractive on return
on invested capital (ROIC) analysis, yet
they have attracted frenzied bid activity,
unfortunately led by E.on, a large
holding for us in Germany.

Country Selection                                 0.18%

A positive contribution resulted from the
overweight in Asian equities, which
posted good gains.  Our underweight in
Japan also contributed as Tokyo was the
weakest of the major markets.

Sector / Stock Selection             -0.32%

Stock selection in Japan improved,
thanks to better performance from
consumer names such as Aeon and Kao;
the home builders Sekisui House and
Daiwa House also did well.  Weakness in
the big three banks not owned in the
portfolio was helpful and one of our
representatives in the sector, Sumitomo
Trust, produced a useful gain.

A negative contribution came from
Continental Europe this time and
particularly within the French section.
The underperformance of oils hurt Total
and Technip, though the latter is posting
strong earnings upgrades.  The
European oil sector has lagged the
region by 24% in the last 12 months, at
a time of very strong profitability and
payouts to shareholders.  French tech.
holdings also suffered, jus
tifiably

3 months

(%)

YTD

(%)

At September 30, 2006

Net Management Impact

-0.02

Stock Selection

-0.32

UK

0.07

Europe ex UK

-0.52

Japan

0.41

Pacific Basin

-0.25

Country Selection

0.18

UK

0.10

Europe ex UK

-0.04

Japan

0.12

Pacific Basin

0.13

Emerging Markets

0.21

Accruals / Cash

-0.34

Currency Selection

0.12

-2.45

-2.35

-0.35

-1.57

-0.33

-0.13

0.15

0.06

0.05

0.24

0.12

0.10

-0.41

-0.25

Account Activity

Sector

Top 10 Purchases

Security

%

Country

The Singaporean property group
Capitaland has a good quality Asian
property portfolio, benefiting from local
asset price inflation.  In addition,
Capitaland is converting to the Real Estate
Investment Trust (REIT) model, whereby
the company creates, manages and
charges fees for the trusts, using other
investors’ capital for principal.  This will
reduce capital intensity and drive up
returns for the company.

QBE Insurance of Australia can
demonstrate a strong track record in the
insurance industry and is a company we
have wanted to own for some time.  A
short-lived share price fall, based on
hurricane fears and mis-placed
speculation of a capital issue, gave us an
entry point.

We have added to existing holdings in the
HK media group Television Broadcasts and

the UK-based HSBC banking group, as
both sold off early in the period. We made
a partial sale of Wharf Holding  to help
finance these moves.

Japan, Nissan Motor comes back onto the
portfolio. They, like most Japanese auto
manufacturers, maintain a ROIC well
above their Cost of Capital (CoC). The
holding of mobile telco. operator NTT
Docomo has moved higher as the change
of ownership at competitor Vodafone
Japan may lead to less pricing pressure in
the market.

We have switched from the French
Lafarge to Swiss Holcim in building
materials. The Swiss management are
more highly regarded and we expect
Holcim shares to regain their premium
rating to Lafarge.

Switzerland

Singapore

UK

Japan

Australia

Hong Kong

UK

Sweden

France

Japan

HOLCIM LTD

CAPITALAND LIMITED

VODAFONE

NISSAN MOTOR CO LTD

QBE INSURANCE GROUP LTD

TELEVISION BROADCASTS LTD

HSBC HOLDINGS PLC

SWEDBANK AB

LVMH MOET HENNESSY LOUI

NTT DOCOMO INC

Materials

Financials

Telecoms

Consumer Discret.

Financials

Consumer Discret.

Financials

Financials

Consumer Discret.

Telecoms

1.09

1.08

0. 42

0.84

0.71

0.51

0.50

0.49

0.44

0.43

Account Activity

Sector

Top 10 Sales

Security

%

Country

We have bought the Swedish retail bank
Swedbank, whose latest results suggest
that margin pressure in the local
mortgage market is past the worst.
Meanwhile, Swedbank’s Baltic banking
operations provide the future growth.

The position in luxury goods group LVMH
has been reinforced.  Recent results
show that top end consumer demand is
very strong in many territories.

Russian equities have performed very
strongly this year on the back of oil
revenues.  We have reduced the position
in Lukoil and sold out of telco operator
MTS.  As we have also sold Yanzhou Coal
of China, the emerging market allocation
is reduced meaningfully this quarter.

In Japan, Sharp has performed resiliently
relative to its peers among the blue chip
exporters and we have taken partial
profits. The sale of speciality chemical
producer Kaneka is now complete.
Chinese competition in some of their key
product markets is likely to result in
downgrades for the stock.

Elsewhere, Unicredito of Italy has re-
rated well after their takeover of HVB
and we have reduced the position. We
have reduced Sanofi in the portfolio as
they have run into patent protection
problems.

The holding of recorded music group EMI
has gone after an adverse competition
ruling in the sector removed the prospect
of merger and acquisition activity.

France

Russia

France

China

UK

Hong Kong

Japan

Russia

Italy

Japan

LAFARGE

MTS ADR

SANOFI - AVENTIS SA

YANZHOU COAL MINING CO-H

EMI GROUP PLC

WHARF HOLDINGS

SHARP CORP

LUKOIL ADR LOND INT

UNICREDITO ITALIANO

KANEKA CORPORATION

Materials

Telecoms

Health Care

Materials

Consumer Discret.

Financials

Consumer Discret.

Energy

Financials

Materials

-1.28

-0.93

-0.88

-0.55

-0.47

-0.41

-0.30

-0.25

-0.23

-0.20

Portfolio Strategy

The core of our stock selection process is
identifying companies with high or
improving net returns on invested
capital. These companies will have
strong profits “engines” within them, and
will also be able to generate internally
the resources required to finance their
growth.  Over time we believe portfolios
of such companies will generate more
than their fair share of profit upgrades
and hence stock price out-performance.
After a prolonged period when this
process has shown no advantage in
stock selection, it is appropriate to
examine each stage of this reasoning in
the light of stock market envi
ronment today.

Identifying companies in non-US
markets with high ROIC’s today is not
difficult.  Of the major sectors,
financials, oils, pharmaceuticals, IT,
materials, consumer staples, consumer
discretionary and materials all have
double digit ROIC’s; industrials and
telecoms are producing over 8%; only
utilities lag at 6%.  A consequence of
high profitability in most sectors is
plentiful upgrades to analysts’ estimates.

In a world of plenty, investors are not
differentiating between companies in the
way they used to, leading to a
convergence of valuations.  For
example: the standard deviation of PE
multiples across European sectors (i.e.
covering 2/3rds of the non-US universe)
is 3.4 currently, compared to a 10 year
mean of 7.2 excluding the madness of
the telecom sector over the period.  So
what happens next?

Industries that earn 15%+ net returns in
a world of 4% long term interest rates

should attract new entrants and new
investment, raising capacity and so
driving returns down to more normal
levels.  Only those industries and
companies that can demonstrate a
sustainable competitive advantage
should maintain this high profitability.
Such additional capacity has been very
slow to emerge in this profits cycle.

Our investment strategy has
concentrated on companies and
industries that can, in our view, sustain
current levels of profitability.  We have
avoided situations where we believe
current high profitability represents peak
levels, from which ROIC’s will fall and
profit downgrades will follow. A return to
more normal levels  of overall corporate
profitability and historical valuation
patterns will help our strategy.

There are some indications that such a
return to normality is occurring.  This
quarter we have news that China has
managed to raise production capacity in
iron ore, a cyclical industry showing
some of the most extreme examples of
high returns.  Planned new capacity in
the related steel industry is also on the
rise.  These are straws in the wind; a
more general change in conditions would
be signalled by sustained falls in the
price indices of commodities and
intermediate industrial goods.

Key sector overweights on the portfolio
remain in pharmaceuticals, IT, oils and
financials.  Corresponding underweights
are in industrials, materials, consumer
discretionary and utilities.

Asset Allocation

          MSCI EAFE
                     (%)

      Deviation

               (%)

 Frontegra FRNSX

                     (%)

Sector

          MSCI EAFE
                     (%)

 Frontegra FRNSX

                     (%)

            Deviation

                     (%)

Region

          MSCI EAFE
                     (%)

 Frontegra FRNSX

                     (%)

            Deviation

                     (%)

Currency

Sterling

Euro

Non Euro European

Japan

Pacific Basin

Emerging Markets

US $

UK

Continental Europe

Japan

Pacific Basin

Emerging Markets

Cash

Energy

Materials

Industrial

Cons. Disc.

Cons. Staples

Health Care

Financial

IT

Telecom

Utilities

19.85

34.64

11.05

20.93

9.11

3.14

1.30

19.63

45.36

18.97

8.87

3.09

4.08

10.08

3.56

6.67

10.76

5.99

8.64

32.13

8.35

5.79

3.93

23.90

33.46

11.08

23.64

7.91

23.90

44.54

23.64

7.91

7.44

8.06

10.62

11.98

7.96

7.62

30.06

5.65

5.11

5.50

-4.05

1.18

-0.03

-2.71

1.20

3.14

1.30

-4.27

0.82

-4.67

0.96

3.09

4.08

2.64

-4.50

-3.95

-1.22

-1.97

1.02

2.07

2.70

0.68

-1.57

Review and Outlook of Corporate Sectors

2.2

2.6

10.4

12.5

Utilities

9.8

-2.2

21.1

4.4

8.7

15.6

16.8

11.3

4.2

-6.4

Japan

4.7

5.1

1.8

Telecommunications

45.1

18.2

16.6

Information Technology

5.9

8.3

9.5

Financials

Pacific Basin

Europe ex UK

                              Consensus Profit Growth Expectations %

                                                              (12 month forward)

10.3

12.6

12.2

17.0

16.4

10.6

4.0

7.9

8.2

Average

-9.2

13.3

Industrials

13.3

9.7

Consumer Discretionary

20.4

8.6

Healthcare

15.0

9.7

Consumer Staples

11.3

2.9

UK

Materials

Energy

16.0

18.9

After a long period of companies
reporting surprisingly strong figures, we
have experienced a quarter where profits
estimates are virtually unchanged.
Within this, oils and miners are still
giving out good news, but performances
elsewhere are decidedly mixed.  Non-US
profitability looks to be peaking out at an
after tax ROIC of 11.5% for the non-
financials; impressive in a sub-4% bond
yield world.

Highest profitability is to be found in oils
at an aggregate ROIC of 20%+ and still
giving rise to upgrades, as analysts
refuse to factor in high spot oil prices.
This investor scepticism allows
substantial comfort room if recent
weakness in the crude price is sustained.
International miners quoted in London
present more extreme cases of super-
cycle profitability, often with ROIC’s ove
r 30%.

Apart from oil, the two non-financial
areas with the highest ROIC’s are
healthcare and IT.  Estimates at the
major pharmaceuticals are steady this
quarter in Europe, held back by a drug
delay at Roche and a patent dispute at
Sanofi.  Japanese profits are moving
ahead as pessimism over local price
regulation has become overdone.

IT looks poor this time, particularly the
semi-conductor names in Asia, though
the stockmarket is usually ahead of the
analysts in this particular industry and
stock prices are already recovering.
Japanese tech. companies are helped by
the weak Yen.  European numbers have
been hurt by a downgrade at Alcatel
after a major takeover move and
slippage at sector heavyweight Nokia.

Life is not getting any easier for
European telco’s., as the quadruple

Source: IBES

Review and Outlook of Corporate Sectors

-0.5

-3.9

1.6

1.3

Utilities

0.5

2.8

1.2

-0.4

1.9

-0.3

1.0

1.2

0.4

1.2

Japan

0.3

-4.3

-6.3

Telecommunications

-5.7

-3.0

-1.2

Information Technology

1.2

1.6

1.9

Financials

Pacific Basin

Europe ex UK

                                            Revisions to Expectations %

                                                             (3 month change)

0.6

-0.3

1.2

-2.9

0.4

3.3

2.9

0.2

1.5

Average

-3.1

0.3

Industrials

-2.2

-1.4

Consumer Discretionary

-5.3

1.3

Healthcare

-1.0

-0.8

Consumer Staples

8.7

3.8

UK

Materials

Energy

0.3

6.6

Source: IBES

play convergence of fixed line voice,
video, data and mobile voice service
provision comes closer.  The near term
result is that large companies try to fulfil
this dream from a number of different
angles; from fixed and/or mobile
telco.’s, cable operators and alternative
or virtual service providers.  Predatory
pricing is the result.  Japan is marching
to a rather different tune as the recent
leveraged take-over of Vodafone Japan
has led to less competitive pricing
behaviour in this three operator mobile
market.

Industrials have lost momentum this
quarter, with only the Japanese recovery
story now surprising positively.
European Q2 earning reports in this area
were perfectly respectable, but
comparisons to recent history are
becoming tougher and expectations are
high.

Financials continue to report very high

profitability, across all banking and
insurance lines of business.  Investment
banking profits were widely expected to
fall from last year’s levels, but the
continued growth of hedge funds
presents a rich seam of revenues for the
industry.   In conventional banking, bad
debt charge-offs remain low or zero,
leading to an 18+% return on capital
across the European sector.  Time will
tell whether the explosive growth of
credit derivatives has made the business
of lending less or more risky, but the
equity market regards these profits with
some scepticism and a valuation well
below the market average.

The consumer discretionary sector
contains the low return auto industry,
again the subject of downgrades for all
except the Japanese.  Also represented
are conventional media companies,
struggling with migration of advertising
spending towards new media and the
internet.

The global liquidity backdrop appears less
favourable than three months ago. The
gap between the annual growth rates of
G7 real broad money supply and
industrial output remains positive, but
has fallen further to less than 1%. Real
narrow money growth is now below
output expansion for the first time since
2000. These comparisons should improve
towards year-end as economic activity
moderates and headline inflation rates
fall, but there is currently less “excess”
liquidity available to flow into financi
al markets.

A subsidiary concern is ongoing central
bank tightening. The Fed held the target
Fed funds rate at 5.25% during Q3, but
its open market operations were
restrictive: Fed credit hardly grew over
the quarter. The ECB hiked the repo rate
by another 25 b.p. to 3.0% and promised
more to come, while there was a surprise
25 b.p. hike in the UK. Central banks are
worried about a pick-up in core
inflationary pressures, partly because G7
industrial capacity use is at an eight-year
high. A tightening bias is likely to persist
at least through year-end.

Review and Outlook of Liquidity Trends

The key supportive factor for equity
markets remains shrinking supply.
Announced M&A deals globally fell from
$906bn. in Q2 to $743bn. in Q3, but the
latter figure was up by 15% on a year
before and the highest Q3 total since
2000. Industry professionals expect a
pick-up into year-end, reflecting healthy
corporate cash levels, strong inflows to
private equity funds and still-modest
financing costs. Corporate high yield
spreads over Treasuries widened during
Q3, but the absolute level of yields
remains low by historical standards.

The cash element of M&A deals together
with an ongoing strong pace of stock buy-
backs should be sufficient to offset a
probable increase in issuance, partly in
response to the recent rally. IPOs raised
$34bn. globally in Q3, 14% more than a
year before. Investor demand for equities
seems unlikely to rise significantly in Q4.
Institutional cash levels were relatively
high at mid-year, but funds were
probably redeployed during Q3 as
markets rallied. Retail interest in equities
still appears lacklustre, particularl
y in Europe

Regionally, excess money growth remains
stronger in Europe and China than the US
and Japan (see chart). However,
Japanese monetary trends are likely to
understate available liquidity because of
the exit from deflation, which is leading to
reduced precautionary demand for money
and a shift of funds into “riskier” assets,
including equities. Inflows to stock
investment trusts totalled $100bn. in the
year to July, up from $57bn. in the
previous 12 months and equivalent to
1.6% of the M2 money supply measure.

US M2+

JAPAN M2 PLUS CDS

CHINA M2

UK M4

Source: DATASTREAM

EXCESS BROAD MONEY (% YOY)

EUROLAND M3

2002

2003

2004

2005

2006

-10

-5

0

5

10

15

20

Review and Outlook of Liquidity Trends

Japanese stocks have underperformed as
foreign buying slumped from $87bn. in
the year to March to $3bn. in the
subsequent six months. This drag is
unlikely to be repeated: global investors
may now be slightly underweight Japan.
Corporate demand for equities remains
solid and commercial banks and insurers
were also net buyers in Q2 and Q3, for
the first time for 10 years. Meanwhile, the
BoJ is under strong pressure to go slow
on monetary tightening. Overall, Japan is
looking more attractive relative to other
regions this quarter.

Caution still appears warranted on UK
prospects. Excess M4 growth remains
buoyant, but is fuelling another boom in
house prices rather than being channelled
into the equity market. Pension funds
continue to rebalance away from
domestic stocks towards bonds and
overseas equities: aggregate institutional
selling totalled £14bn. during the first
half, 60% higher than a year before.
Retail buying picked up in early 2006, but
weakened again after the Q2 set-back in
markets. Meanwhile, official interest rates
are expected to rise again in Q4.

The Eurozone backdrop has looked
favourable for some time, but is now
deteriorating at the margin. Excess
money growth remains positive, but has
fallen sharply on the narrow M1 measure.
Monetary policy has been tightened more
aggressively than in other regions: the
ECB repo rate is expected to end 2006 at
3.5%, implying an increase of 1.5% in 13
months. As elsewhere, the supply /
demand balance is benefiting from strong
corporate buying, but foreign inflows
could slow, since global investors now
appear to be significantly overweight
Europe ex. the UK.

Excess money conditions have generally
improved in Asia ex. Japan, with positive
readings currently in China, Hong Kong,
Singapore and Taiwan. Pressure for
monetary policy tightening has eased as
US official rates have stabilised and oil
prices have fallen, promising better news
on headline inflation. The lower oil price
will also give a further boost to the
region’s large current account surplus. As
in Europe ex. the UK, overseas investors
appear to be heavily overweight, so there
is a risk of an exodus of capital if global
risk appetite deteriorates.

Simon Ward

New Star Institutional Managers

APPENDICES

Appendix 1
Earnings Revisions by Sector  *

*   Charts show EAFE sector revisions ratios.  Revisions ratio = number of upgrades of 12 month forward earnings minus number of downgrades as proportion of total number of estimates.  Relative to EAFE = sector revisions ratio minus ratio for EAFE aggregate.

Source: DATASTREAM

MATERIALS

RELATIVE TO EAFE

CONSUMER DISCRETIONARY

RELATIVE TO EAFE

INDUSTRIALS

RELATIVE TO EAFE

RELATIVE TO EAFE

ENERGY

95

96

97

98

99

00

01

02

03

04

05

-0.40

-0.30

-0.20

-0.10

0

0.10

0.20

0.30

06

95

96

97

98

99

00

01

02

03

04

05

-0.40

-0.30

-0.20

-0.10

0

0.10

0.20

0.30

05

95

96

97

98

99

00

01

02

03

04

05

-0.40

-0.30

-0.20

-0.10

0

0.10

0.20

0.30

06

95

96

97

98

99

00

01

02

03

04

05

-0.40

-0.30

-0.20

-0.10

0

0.10

0.20

0.30

06

Appendix 1
Earnings Revisions by Sector  *

TELECOMMUNICATIONS

RELATIVE TO EAFE

RELATIVE TO EAFE

UTILITIES

Source: DATASTREAM

HEALTHCARE

RELATIVE TO EAFE

RELATIVE TO EAFE

CONSUMER STAPLES

RELATIVE TO EAFE

INFORMATION TECHNOLOGY

FINANCIALS

RELATIVE TO EAFE

95

96

97

98

99

00

01

02

03

04

05

-0.40

-0.30

-0.20

-0.10

0

0.10

0.20

0.30

06

95

96

97

98

99

00

01

02

03

04

05

-0.40

-0.30

-0.20

-0.10

0

0.10

0.20

0.30

06

95

96

97

98

99

00

01

02

03

04

05

-0.40

-0.30

-0.20

-0.10

0

0.10

0.20

0.30

06

95

96

97

98

99

00

01

02

03

04

05

-0.40

-0.30

-0.20

-0.10

0

0.10

0.20

0.30

06

95

96

97

98

99

00

01

02

03

04

05

-0.40

-0.30

-0.20

-0.10

0

0.10

0.20

0.30

06

95

96

97

98

99

00

01

02

03

04

05

-0.40

-0.30

-0.20

-0.10

0

0.10

0.20

0.30

06

*   Charts show annual growth rates of industrial output and real broad money supply.

Appendix 2
Cyclical Liquidity *

INDUSTRIAL OUTPUT

REAL MONEY SUPPLY

UK

INDUSTRIAL OUTPUT

REAL MONEY SUPPLY M4

EUROZONE

INDUSTRIAL OUTPUT

REAL MONEY SUPPLY M3

INDUSTRIAL OUTPUT

Source: DATASTREAM

WORLD (G7)

JAPAN

REAL MONEY SUPPLY

86

88

90

92

94

96

98

00

02

04

-8

-6

-4

-2

0

2

4

6

8

10

06

86

88

90

92

94

96

98

00

02

04

-15

-10

-5

0

5

10

15

06

86

88

90

92

94

96

98

00

02

04

-8

-6

-4

-2

0

2

4

6

8

06

86

88

90

92

94

96

98

00

02

04

06

-10

-5

0

5

10

15

20

Appendix 3
Valuations

14.5

17.3

14.5

13.9

Utilities

17.2

17.8

21.5

17.6

21.6

22.7

16.1

15.7

13.8

12.3

Japan

12.7

12.2

11.0

Telecommunications

15.7

16.2

16.7

Information Technology

14.6

11.0

10.7

Financials

Pacific Basin

Europe ex UK

12 Month Forward PE

12.6

18.0

16.7

13.8

13.7

11.2

9.0

13.8

11.8

Average

17.0

13.8

Industrials

16.1

14.0

Consumer Discretionary

19.9

15.8

Healthcare

18.2

15.5

Consumer Staples

9.2

9.6

UK

Materials

Energy

9.0

12.0

Source:  Datastream

                                                                             Frontegra Asset Management

                                                                         400 Skokie Boulevard, Suite 500

                                                                               Northbrook, IL 60062-2815

                                                    Telephone : (847) 509 9860  /  Fax: 847-509-9845